ANNUAL INFORMATION FORM

PACIFIC RIM MINING CORP.
Suite 410 – 625 Howe Street
Vancouver, British Columbia V6C 2T6
Telephone: (604) 689-1976
Facsimile: (604) 689-1978

E-Mail: general@pacrim-mining.com
Website: www.pacrim-mining.com

For the year ended April 30, 2008

Dated July 18, 2008

PRELIMINARY NOTES

In this Annual Information Form, Pacific Rim Mining Corp. is referred to either as the “Company” or “Pacific Rim”. All information contained herein is as at April 30, 2008, unless otherwise specified.

Currency

All sums of money which are referred to in this Annual Information Form are expressed in lawful money of the United States, unless otherwise specified.

Cautionary Statement Regarding Forward-Looking Statements

This Annual Information Form contains forward-looking statements concerning the Company’s plans for its properties, operations and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning estimates of mineral resources and reserves may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  risks related to gold price and other commodity price fluctuations;

  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

  risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;

  results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;

  mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;

  the potential for delays in exploration or development activities or the completion of feasibility studies;

  the uncertainty of profitability based upon the Company’s history of losses;

  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;

  risks related to environmental regulation and liability;

  risks related to hedging activities;

  political and regulatory risks associated with mining and exploration; and

  other risks and uncertainties related to the Corporation’s prospects, properties and business strategy.

Some of the important risks and uncertainties that could affect forward looking statements are described in this Annual Information Form under “Description of the Business – Risk Factors”. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

GLOSSARY OF TECHNICAL TERMS

In this Annual Information Form, the following technical terms have the following meanings:

“AMEX”	The American Stock Exchange.

“CIM”	Canadian Institute of Mining, Metallurgy and Petroleum.

“Dore”	A compound containing gold and silver metal and various impurities.

“gpt”	Grams per tonne. One gram per tonne equals 0.02917 troy ounces per short ton.

“NI 43-101”	National Instrument 43-101 - Standards of Disclosure for Mineral Projects. An instrument developed by the Canadian Securities Administrators (an umbrella group of Canada’s provincial and territorial securities regulators) that governs public disclosure by mining and mineral exploration issuers. The instrument establishes certain standards for all public disclosure of scientific and technical information concerning mineral projects.

“Ore”	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

“Qualified Person”	Conforms to that definition under NI 43-101 for an individual (a) to be an engineer or geoscientist with at least five years experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) with experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a professional association that, among other things, is self-regulatory, has been given authority by statute, admits members based on their qualifications and experience, requires compliance with professional standards of competence and ethics and has disciplinary powers to suspend or expel a member.

“SG”	Specific gravity, a measurement of density.

“tpd”	Tonnes per day. One tonne equals 1.10231 tons.

“TSX”	The Toronto Stock Exchange.

Conversion Factors

To Convert From	To	Multiply By
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres (“km”)	1.609
Kilometres	Miles	0.6214
Acres	Hectares (“ha”)	0.405

To Convert From	To	Multiply By
Hectares	Acres	2.471
Grams	Ounces (Troy)	0.03215
Grams/Tonnes	Ounces (Troy)/Short Ton	0.02917
Tonnes (metric)	Pounds	2,205
Tonnes (metric)	Short Tons	1.1023

Mineral Elements

Ag	Silver	Au	Gold

NI 43-101 Definitions

“Mineral resource”
Refers to a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this Annual Information Form are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards.

“Measured resource”
Refers to that part of a mineral resource for which quantity grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“Indicated resource”
Refers to that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

NI 43-101 Definitions

“Inferred resource”
Refers to that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“Mineral reserve”
Refers to the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that might occur when the material is mined.

Mineral reserves are categorized as follows on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit.

“Proven reserve”
Means, in accordance with CIM Standards, for the part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, so that there is the highest degree of confidence in the estimate. This definition for differs from the standards in the United States, where proven or measured reserves are defined as reserves which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling and (c) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

“Probable reserve”
Means, in accordance with CIM Standards, the estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures. This definition for differs from the standards in the United States, where probable mineral reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (under United States standards), but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced, and the degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation. The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

Cautionary Notes Concerning Resource Estimates and to U.S. Investors

The terms “Measured resource”, “Indicated resource” and “Inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. The mineral resource estimates presented herein include Inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these Inferred resources will be converted to Measured and Indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

We advise U.S. Investors that while the terms "Measured resource", "Indicated resource" and "Inferred resource" are recognized and required to be reported by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. As such, information contained in this document concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission. Inferred resources have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a Measured, Indicated or Inferred resource will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an Inferred mineral resource exists, or is economically or legally mineable. U.S. investors are also cautioned not to assume that any part or all of the mineral deposits in the Measured resource or Indicated resource categories will ever be converted into reserves.

CORPORATE STRUCTURE

Name, Address and Incorporation

The legal and commercial name of the Company is “Pacific Rim Mining Corp.”.

The Company was formed by the amalgamation (the “Amalgamation”) of Dayton Mining Corporation (“Dayton”) and Pacific Rim Mining Corp. (“Pacific Rim”) (together, the “Predecessor Companies”) on April 11, 2002 under the Company Act (British Columbia).

Effective March 29, 2004, the British Columbia legislature enacted the Business Corporations Act (British Columbia) (the “New Act”) and repealed the former Company Act (British Columbia) which previously governed the Company. The New Act removed many of the restrictions contained in the former act, including restrictions on the residency of directors, the place of annual general meetings and limits on authorized share capital. The New Act also uses new forms and terminology. Under the New Act, every company incorporated, amalgamated or continued under the former act must complete a mandatory transition rollover under the New Act to substitute a Notice of Articles for its Memorandum within two years of March 29, 2004, after which existing articles may be altered to take advantage of new provisions contained in the New Act. Under the New Act, the directors of the Company were permitted to approve and complete this mandatory transition rollover and, accordingly, the Company filed a transition application with the British Columbia Registrar of Companies effective July 26 2004. At the annual general meeting held on September 22, 2004, the Company’s shareholders approved the removal of pre-existing company provisions that applied to the Company relating to restrictions in the former act and no longer required under the New Act. In addition, the shareholders approved new articles (the “New Articles”) to bring the Company’s charter documents into line with the New Act and, as permitted by the New Act, altered the authorized capital of the Company from 1,000,000,000 common shares without par value to an unlimited number of common shares without par value and the alteration of the Notice of Articles. The changes were effected and the British Columbia Registrar of Companies issued a new Notice of Articles on January 20, 2005.

The Company is domiciled in British Columbia, Canada and is a company organized under the New Act. The Company’s principal place of business is located at Suite 410, 625 Howe Street, Vancouver, British Columbia, V6C 2T6 and its registered and records office is located on the 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5. The Company through its subsidiaries has administration offices in Nevada and El Salvador.

Intercorporate Relationships

The Company has the following material subsidiary companies:

Name	Jurisdiction of incorporation or organization	Percent of voting shares owned by the Company
Pacific Rim Exploration Inc.	Nevada, USA	100% indirectly owned through Pac Rim Cayman LLC
Dayton Mining (U.S.) Inc. (1)	Nevada, USA	100% directly owned
Pac Rim Cayman LLC	Nevada, USA	100% directly owned
Pacific Rim El Salvador S.A. de C.V. (2)	El Salvador	100% indirectly owned through Pac Rim Cayman LLC
Dorado Exploraciones SA de CV (3)	El Salvador	100% indirectly owned through Pac Rim Cayman LLC

(1)	This subsidiary holds the Company’s 49% interest in the Denton-Rawhide joint venture.
(2)	This subsidiary holds the Company’s interest in the El Dorado exploration concession that is under application for conversion to an exploitation license.
(3)	This subsidiary holds the Company’s interests in the El Dorado exploration concessions, the Santa Rita project and the Zamora project, all in El Salvador.

Unless the context otherwise indicates, reference to the term the “Company” in this Annual Information Form includes Pacific Rim Mining Corp. and its subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The Company is a British Columbia based mineral resource corporation engaged, through its subsidiaries, in the acquisition, exploration and, if warranted, development of precious metals properties, primarily gold and silver.

The Company’s current principal activities are exploration activities mainly focused in El Salvador. The Company continues to search for exploration projects to acquire in the Americas that may warrant drilling.

The Company’s principal exploration property currently is the El Dorado gold property (the “El Dorado Property”) located in El Salvador. Predecessor Dayton originally acquired two exploration licenses comprising the El Dorado Property through the acquisition of Mirage Resource Company, in April 2000. In September 2005, the Company was granted three new exploration licenses that expanded the El Dorado Property to 144 square kilometres, replacing the original property area of 75 square kilometres. In accordance with El Salvadoran law, on December 22, 2004 the Company presented a request for the conversion of a portion of the El Dorado exploration licenses to an exploitation concession (“Exploitation Concession”), which granting would provide the Company the necessary permit to commence mining activities. The conversion process is currently pending ministerial acceptance of the Company’s Environmental Impact Study (“EIS”) and issuance of the environmental permits. El Salvadoran administrative rules and procedures give the Company exclusive rights to the Exploitation Concession area while the environmental permitting process is underway.

The Company’s focus at El Dorado during fiscal 2008 was the completion of drilling at the Balsamo deposit and publication of an updated resource estimate incorporating the Balsamo deposit into the project’s existing resources. The Balsamo deposit delineation was completed in September 2007 and the updated resource estimate was published in January 2008. Resources at the El Dorado project grew to 1.4 million gold equivalent ounces in the Measured and Indicated resource categories combined plus a further 0.3 million gold equivalent ounces in the Inferred resource category. See “El Dorado Property, El Salvador” for additional information about the January 2008 resource estimate.

Following completion of the Balsamo deposit delineation drilling the Company’s El Dorado drill program focus returned to the exploration for new gold zones within the central part of the project area, in the vicinity of the Minita, South Minita and Balsamo deposits that form the foundation of the project’s gold and silver resources. While recent exploration drilling at El Dorado has intersected many blind gold-bearing veins, no new deposits at El Dorado have been delineated since completion of the Balsamo deposit drilling.

Subsequent to the end of fiscal 2008 the Company suspended drilling activity at the El Dorado project as part of an overall planned slow down in exploration activity in El Salvador that will continue until such time as the Government of El Salvador signals its willingness to proceed with development of El Dorado by granting the long sought-after mining permit.

Equipment used for exploration drilling is rented or contracted as needed.

In May 2008 the Company restarted work on the El Dorado gold project feasibility study, which had been put on hold in March 2007 in order to drill define the Balsamo gold deposit, quantify its gold resources and include them in the feasibility study. The completion of the feasibility study will provide the Company and its shareholders with a mine plan for El Dorado based on the updated resource estimate and current input and commodity prices. The El Dorado feasibility study is being led by SRK Consulting and will include an underground mine plan for the Minita, South Minita and Balsamo deposits, processing facility and tailings impoundment designs, and an economic analysis of the proposed combined operation. It is expected to be completed by December 2008.

In each of the 12 month periods ended April 30, 2006, April 30, 2007, and April 30, 2008, the Company spent approximately $5.9 million, $10.4 million, and $11.4 million respectively, on work programs to advance the El Dorado Property.

Pacific Rim’s exploration activities elsewhere in El Salvador during the past fiscal year included an extensive surface vein trenching program at the Santa Rita project as well as geological mapping, sampling and target generation programs at both Santa Rita and the Company’s Zamora-Cerro Colorado project.

The Santa Rita project is a 48.6 square kilometre (4,860 hectare) exploration license in central El Salvador staked by Pacific Rim in July 2005 after its regional reconnaissance program in El Salvador resulted in the discovery of gold-bearing quartz-calcite boulders. The southeast corner of the Santa Rita exploration license is contiguous with the northwest corner of the Company’s El Dorado project, though the two projects host separate epithermal systems.

During fiscal 2008 the Company undertook a surface trenching and sampling program at the Santa Rita project which revealed the Trinidad vein, an epithermal quartz-calcite vein system at Santa Rita that was discovered by Pacific Rim in fiscal 2006, to be significantly wider than previously understood, with high gold grades across its entire width in the southern portion of the vein. The average width of the vein in the 26 trenches reported on is 3.4 meters (ranging from 1.00 to 5.70 meters across) and gold grades ranged from less than 1 g/t to 38.19 g/t gold. Subsequent to the end of fiscal 2008, Pacific Rim undertook a 9-hole drill program that tested the Trinidad vein system over a strike length of approximately 500 meters. Results are currently pending and will be released when received and compiled.

Pacific Rim’s fiscal 2008 Santa Rita trenching program marked the Company’s resumption of exploration work at the project following its voluntary suspension of work there in December 2006, when Santa Rita became the target of intermittent anti-mining protests led by a small El Salvadoran Non-Governmental Organization (“NGO”) utilizing protestors imported from outside the Santa Rita area. During the latter half of fiscal 2007 and the first half of fiscal 2008, the Company purchased the surface rights over the high grade section of the Trinidad vein, giving the Company unlimited access to the property, upgraded and constructed access roads, and continued its public service and charitable works in the Santa Rita area. By mid-fiscal 2008, the Company assessed little risk to a resumption of limited exploration work and commenced the trenching program described above.

In September 2006, Pacific Rim signed an amendment to the Zamora option agreement to acquire a 100% interest in the Cerro Colorado exploration licenses while maintaining the Company’s interest in the Zamora claims in El Salvador.

Upon TSX approval of the original agreement in fiscal 2006, Pacific Rim made a payment of 50,000 shares of the Company to the property vendor. Under the terms of the amended agreement the Company maintains an option to purchase the Zamora and Cerro Colorado exploration licenses by making advance royalty payments as follows: 100,000 shares plus 100,000 warrants upon regulatory approvals of the arrangement: 100,000, 140,000, 200,000 and 300,000 shares on the first through fourth anniversaries of the agreement, respectively and 400,000 shares on the fifth and subsequent anniversaries of the agreement until the earlier of termination of the option, commencement of production or expiry of the exploration concessions. Title to 100% of the Zamora and Cerro Colorado claims will be transferred to the Company at such time as a positive production decision is made by the Company. Upon achievement of commercial production, the vendor will receive a 3% net smelter royalty to a maximum purchase price of $10,000,000 (inclusive of the value of the advance royalty payments made in shares).

The Company, through its wholly owned subsidiary, Dayton Mining (U.S.) Inc., holds a 49% joint venture interest in the Denton-Rawhide Mine, Nevada, a residual heap leach gold-silver operation. Ore extraction at Denton-Rawhide ceased in May 2003 and the operation has been in the residual leaching phase, wherein gold is recovered from stockpiled ore on the heap leach pad. Predecessor Dayton acquired the 49% interest in the Denton-Rawhide property through the issue of shares in 2000.

In each of the 12 month periods ended April 30, 2006, April 30, 2007 and April 30, 2008, revenues from bullion (gold and silver) sales totaled $8.0 million, $8.3 million and $7.7 million, respectively. The average price of gold received, per ounce, was $497 in the 12 month period ended April 30, 2006, $644 in the 12 month period ended April 30, 2007 and $750 in the 12 month period ended April 30, 2008.

On October 28, 2004, Pacific Rim and Kennecott, Denton-Rawhide joint venture partners (“Rawhide Joint Venture”), signed a Property Purchase and Sale Agreement (the “Agreement”) with Nevada Resource Recovery Group LLC (“NRRG”) of Reno, NV concerning the lands occupying the Denton-Rawhide open pits, which are no longer in operation. NRRG intends to operate an approved landfill business utilizing the open pits as a site for the disposal of non-hazardous municipal waste. In return, NRRG will pay tipping fees to the Rawhide Joint Venture over the life of the landfill operation, which Pacific Rim estimates will amount to US $103 million in cash to the Company’s credit over the multi-decade life of the proposed operation, as well as a $1.5 million up-front payment to the Rawhide Joint Venture ($0.5 million upon signing of the Agreement –paid in trust, and $1.0 million upon closing). The Agreement includes a provision whereby NRRG can buyout future tipping fees according to a net present value formula that is currently estimated at approximately $29 million to the Company.

In November 2007 the Rawhide Joint Venture and NRRG signed an amendment to the “Agreement extending the closing date of the sale to on or before October 31, 2008. All other material details of the Agreement remain the same. Closing of the Agreement is subject to three key provisions including the successful purchase by the Rawhide Joint Venture of a number of small parcels of federal land contained within the Denton-Rawhide open pits, the subject of the Agreement. The purchase of these land parcels from the Bureau of Land Management (“BLM”) has proven to be a lengthier process than originally estimated. Nonetheless much headway has been made and the Rawhide Joint Venture’s purchase of the BLM land slivers, currently in the final stages, is expected to be completed in the first half of fiscal 2009. The remaining two provisions of the Agreement include NRRG’s obligation to obtain municipal waste contracts and approval from the State of Nevada for use of the site as a municipal landfill, both of which have been completed in draft or provisional form awaiting the closing of the Agreement.

Redeveloping the Denton-Rawhide mine as a municipal solid waste landfill is expected to provide a number of jobs, local and state tax revenues and a local community host fee over the multi-decade term of the agreement. The executed agreement provides the Rawhide Joint Venture the right to continue to produce gold through residual leaching of the heap leach pads at Denton-Rawhide, and restart mining activities, if warranted, on land adjacent to the land conveyed to NRRG. The Rawhide Joint Venture will retain certain obligations related to mining on the property conveyed to NRRG, whilst NRRG will accept all obligations and liabilities related to the future impact of the landfill.

During fiscal 2006 Pacific Rim signed a final Share Purchase Agreement to sell to an arms-length private corporation 100% of the shares in the Company’s subsidiaries that owned the Andacollo gold mine located in central Chile, for total consideration of $5.4 million. Upon execution of the final Share Purchase Agreement, Pacific Rim received a $2.1 million payment from the purchaser and during fiscal 2007 a scheduled installment of $1.0 million was received. The agreement provided for a final payment of $1.4 million which was made to the Company in September 2007 and relieves Pacific Rim of any further reclamation or environmental responsibilities at Andacollo. The Andacollo mine, which was shut down in December 2000 by Pacific Rim’s predecessor company, was a non-core asset that warranted monetization.

In July 2008, the Company announced the suspension of its El Dorado drill program which had been ongoing continuously since April 2002. There are no major capital expenditures or divestitures currently in progress. The Company anticipates that its fiscal 2009 exploration plans as outlined above will cost approximately $1.0 million and that general and administrative costs will decrease over fiscal 2008 expenditures due to anticipated staffing reductions. If regulatory and political conditions warrant, and adequate financing is available, the Company will resume aggressive exploration of its El Dorado, Santa Rita and Zamora-Cerro Colorado projects in El Salvador, which will result in increased exploration and general and administrative expenditures over those currently anticipated for fiscal 2009. In order to undertake an expanded exploration program the Company may require additional financing during fiscal 2009. Pacific Rim forecasts production levels, revenue and cash flow from the Denton-Rawhide gold mine roughly 6 months in advance due to the variability in recoveries that are inherent in a residual heap leach operation, and the volatility in gold price. Though the Denton-Rawhide operation is expected to contribute funds over the coming fiscal year that will be used for exploration or general and administrative expenses, the operation’s contributions to the Company’s cash available for exploration is decreasing annually and in fiscal 2009 it is not expected to contribute significant amounts to the Company’s available working capital. The Company anticipates cash flow from tipping fees related to the sale of the Denton-Rawhide open pits, if as and when the Denton-Rawhide Property Purchase and Sale Agreement closes as expected in October 2008. Substantial additional financing will be required if the Company is able to commence development activities (construction of an access / haulage ramp) at El Dorado during the coming fiscal year.

On March 1, 2006 the Company closed a short form prospectus equity financing in which total gross proceeds of CDN $20,076,600 were raised through the sale of 23,900,000 common shares of the Company at a price of CDN$0.84 per share. The financing was undertaken through a syndicate of underwriters led by BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Haywood Securities Inc. and Salman Partners Inc. (collectively, the “Underwriters”). In consideration for their services, the Underwriters received a 6% cash commission and 1,195,000 broker warrants entitling the Underwriters to purchase up to 1,195,000 common shares of the Company at a price of CDN$0.84 per common share on or before March 1, 2007. All 1,195,000 broker warrants were exercised during fiscal 2007.

On February 29, 2008 the Company closed a private placement in which total of CDN$7,046,550 was raised through the issuance of 6,711,000 units (“Units”). Each Unit consists of one common share (a “Share”) and one share purchase warrant (“Warrant”), with each Warrant exercisable into one Share for a period of 18 months at an exercise price of CDN$1.35. The Company also issued 350,350 warrants (“Finder’s Warrants”) and paid an aggregate of CDN$367,867.50 in cash to certain finders in connection with the private placement. Each Finder’s Warrant is exercisable into one Share for a period of 18 months at an exercise price of CDN$1.11. The Shares, Warrants, Finder’s Warrants and all common shares underlying the Warrants and Finder’s Warrants were subject to a four-month hold period as required under applicable Canadian securities law, expiring June 30, 2008.

DESCRIPTION OF THE BUSINESS

General

The Company is a British Columbia based mineral resource corporation engaged, through its subsidiaries, in the acquisition, exploration and, if warranted, development of precious metals properties, primarily gold and silver. See “General Development of the Business – Three Year History” and “Mineral Projects”.

Risk Factors

An investment in the Common Shares of the Company involves a high degree of risk and must be considered highly speculative due to the nature of the Company’s business and the present stage of exploration and development of its mineral resource properties. In particular, the following risk factors apply:

History of Losses

The Company has a history of losses and may continue to incur losses for the foreseeable future. As of April 30, 2008, the Company had an accumulated deficit of $74.9 million. The Company’s sole source of operating revenue is derived from its interest in Denton-Rawhide, which provided revenues from bullion (gold and silver) sales of $7.7 million, $8.3 million and $8.0 million provided in each of the fiscal years ended April 30, 2006, April 30, 2007 and April 30, 2008, respectively. Revenue for fiscal 2008 was slightly lower than the 2007 and 2006 fiscal periods, in spite of significant improvements in the average realized gold price ($750 per ounce for fiscal 2008 compared to $644 per ounce for fiscal 2007 and $497 per ounce for fiscal 2006), due to declining gold production from the Denton-Rawhide mine (8,339 ounces of gold for fiscal 2008 compared to 11,768 ounces for fiscal 2007 and 15,117 ounces for fiscal 2006). Production at Denton-Rawhide decreased during the past fiscal year and is expected to continue to decline as the operation progresses through the residual leach phase. Because of uncertainties as to the total amount of recoverable gold on the Denton-Rawhide heap leach pile, the ultimate vs. projected recovery rate and other factors beyond the Company's control, the Company is unable to reliably estimate its share of gold production from Denton-Rawhide for the coming fiscal year and beyond. There can be no assurance that the Company will realize revenue growth or achieve profitability.

Financing Risks

The Company’s sources of financing include current cash and cash equivalents, temporary investments and bullion balances combined with the expected cash generated from leaching activities at Denton-Rawhide. The Company utilizes these funding sources to finance its exploration activities and general and administrative expenses, and though many corporate costs are fixed, the Company is able to adjust its exploration expenses to reflect its current and anticipated working capital balances. Additional financing may be required in order to meet the Company’s immediate and long term exploration and general and administrative costs, or the Company’s exploration program expenditures may need to be reduced. Furthermore, current working capital balances are not sufficient to fund significant development activities such as the construction of an underground access/haulage ramp at the El Dorado Property. There can be no assurance that the Company's exploration programs will result in locating additional commercially exploitable mineral ores or that the Company’s properties will be successfully developed. There can also be no assurance that the underlying assumed levels of expenses will prove to be accurate.

The Company has working capital of $4.6 million as of fiscal year end April 30, 2008. There is no assurance that operating cash flow from Denton-Rawhide will be sufficient (see “Metal Price Volatility”) or that additional funding will be available to the Company in the future to conduct long term exploration and development of its projects or to fulfill its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of its securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with a possible loss of some properties.

Exploration Risks

Resource exploration, development, and operation is a highly speculative business that involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of precious; metals and other minerals may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. As described under “Mineral Projects”, except for the Denton-Rawhide mine, which has ceased production and is in a residual leaching phase, and the El Dorado Property, which contains proven and probable reserves, none of the Company’s properties have a known body of ore and any proposed exploration programs are an exploratory search for ore. Major expenses may be required to locate and establish economically viable mineral deposits, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. The potential for any project to eventually become an economically viable operation depends on numerous factors including: the quantity and quality of the minerals discovered if any, the proximity to infrastructure, metal and mineral prices (which vary considerably over time) and government regulations. The exact effect these factors can have on any given exploration property can not accurate be predicted but the effect can be materially adverse.

Except for the Denton-Rawhide mine, which has ceased mining activity and is in a residual leaching phase, and the El Dorado Project, on which proven and probable reserves were defined in 2005, none of the Company's properties have a known body of ore and the Company’s proposed exploration programs are an exploratory search for ore.

Although mineral resource and reserve estimates included in this document (and/or in previous regulatory documents filed by the Company) have been carefully calculated, prepared, reviewed and/or verified by independent mining experts who are Qualified Persons, and have been reviewed by the Company, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold and/or silver from mineral resources or reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of mineral resources and reserves, production and capital costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that the percentage of gold recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale ore recovery.

The El Dorado Project is the Company’s principal exploration property, which along with its secondary grassroots exploration projects Santa Rita and Zamora-Cerro Colorado, is located in El Salvador. As with most jurisdictions, El Salvador imposes certain requirements and obligations on the owners of exploratory properties including application requirements, periodic reporting requirements, limited terms and certain fees and royalty payments. See “Mineral Projects – El Salvador Properties – El Salvador Mining Regime”. The Company

may acquire interests in properties in other North, Central and South American countries that may place substantial restrictions on the Company’s exploratory and development activities. The Company believes it has and will continue to carefully evaluate the political and economic environment in considering properties for acquisition. Nonetheless, there can be no assurance that additional significant restrictions will not be placed on the Company's existing or future properties or its operations. Such restrictions may have a materially adverse effect on the Company's business and results of operation.

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all of the physical hazards and risks normally encountered in the exploration, development and production of precious metals and other minerals including unusual or unexpected geological formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. It may not be possible to insure against these risks, or for economic reasons the Company may elect not to insure against these risks. The payment of liabilities as a result of the occurrence of any of these hazards may have a material adverse effect on the Company’s financial position.

There can be no assurance that the Company’s exploration and acquisition programs will yield new reserves to expand current resources. The development of the Company’s properties will require the commitment of substantial financial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that the Company will generate any additional revenues or achieve profitability.

Uncertainty of Mineralization Estimates

Although the Company has assessed the mineral resource estimates presented herein and mineral resource and reserve estimates documented in other regulatory filings, and believes that the methods used to estimate such mineral reserves and mineral resources are appropriate, such figures are estimates. As well, estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Furthermore, no assurances can be given that the indicated level of recovery of gold or other minerals will be realized. Market price fluctuations of gold or other minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

Title to Properties

The Company has applied for an exploitation concession over a portion of its El Dorado Project exploration licence area and has carried out the studies required by the authorities for this concession, including an EIS. The approval of the El Dorado EIS by the El Salvadoran government is a requirement for approval of the exploitation concession by the economic ministry. The Company cannot say with certainty if or when the authorities in El Salvador will approve the El Dorado EIS or grant the Company an exploitation concession. The exploitation concession application area covers ground protected by an exploration licence granted to the Company that nominally expired in January 2005. Legal opinions secured by the Company indicate that El Salvadoran administrative rules and procedures assure the Company exclusive rights to the proposed exploitation concession area while the application is in process, despite the underlying exploration licence having expired. There can be no assurance however that this opinion will not be challenged by regulatory authorities or other third parties and that the Company’s legal rights to explore within the exploitation concession application area will be upheld indefinitely pending the outcome of the application process.

The Company's exploration properties may be subject to prior unregistered agreements or transfers or local land claims and title may be affected by undetected defects. The Company has investigated and believes it has good title to its properties. However, there is no guarantee that adverse claims to title will not arise in the future, nor can the Company express an opinion on how difficult the resolution of such claims would be under the laws of foreign jurisdictions.

Metal Price Volatility

The Company's ability to generate profits from its residual leach operations at Denton-Rawhide or any future mining operations is directly related to the international price of gold, which is outside the Company’s control. The gold price has a history of extreme volatility and there can be significant upward or downward movements in price in a short period of time. During the year ended April 30, 2008, the annual high and low prices for gold per ounce for the 10:30 a.m. fixings on the London Bullion Market were US$1,023.50 and US$642.85, respectively. On July 18, 2008, the 10:30 a.m. fixing on the London Bullion Market was US$961.50 and last spot market price of gold on the New York Commodities Exchange was US$954.60 per ounce. Gold prices historically have fluctuated widely and are influenced by a number of factors beyond the control or influence of the Company. Some factors that affect the price of gold include: industrial and jewelry demand; central bank lending or purchases or sales of gold bullion; forward or short sales of gold by producers and speculators; future level of gold production; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the general level of interest rates; the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global and regional political or economic events; and costs of production of other gold producing companies whose costs are denominated in currencies other than the U.S. dollar.

While gold production, sales and prices are by far the most significant factor affecting the financial performance of the Company, approximately 14% of the Company’s sales revenues were derived from silver during the 2008 fiscal year. Silver prices are determined in the international marketplace through the interaction of supply and demand for this metal. The Company has no influence over the price it receives from the sale of silver.

Government Law, Environmental and Other Regulatory Requirements

The Company's El Dorado, Santa Rita and Zamora-Cerro Colorado Projects are located in El Salvador and the Company holds or may acquire exploration properties in other North, Central and South American countries. Mineral exploration and mining activities in foreign countries are subject to risks normally associated with the conduct of business in foreign countries and in addition its business activities may be affected in varying degrees by political stability and government regulations as these evolve in sovereign nations. These risks may include foreign labour disputes, invalidation of governmental orders, uncertain political and economic environments, war or civil disturbances, changes in laws, changes in foreign exchange rates, regulations and policies of governments, changes in foreign tax laws, delays in obtaining necessary permits, limitations on the repatriation of earnings and original investments and increased costs of and difficulty in obtaining financing.

The management of the Company uses its collective experience in international mineral exploration and development to assess the risks that exist in various countries. When determining whether or not to proceed with an investment in a particular country, management compares the potential benefits of a country’s geological potential with the long-term political and economic risks. However, as with all other types of international business operations, currency fluctuations, exchange controls, change to tax regimes and political action could impair the value of the Company's assets in such foreign jurisdictions.

Mining operations have inherent risks and liabilities associated with possible pollution of the environment and with the disposal of waste products occurring as a result of mineral exploration or the production of metals from producing mines. Laws and regulations involving the protection and remediation of the environment and governmental policies and regulations for the implementation of such laws and regulations are constantly changing and are, in general, becoming more restrictive and more costly to abide by. There may be costs and delays associated with compliance with these laws or regulations that could prohibit the Company from the development or expansion of a mine. Mine closure and reclamation cost requirements could change from current estimates. The Company strives to ensure, and to the best of the Company's knowledge, it is operating in compliance with all applicable environmental and mine closing regulations.

The Company has experienced significant delays in the processing of its El Dorado EIS and exploitation concession application, and may as a result be forced to consider legal recourse through CAFTA and/or El Salvadoran law. There can be no assurance that the Company will be successful in obtaining its sought-after El Dorado exploitation concession, or that any legal challenges it may choose to undertake in order to resolve the Government of El Salvador’s failure to process the El Dorado EIS and/or exploitation concession application will be successful.

Forward Selling Activities

The Company’s primary business is the acquisition, exploration and development of gold and silver properties and its revenue to date has almost entirely been derived from proceeds from, or related to, the sale of gold and silver. See “Metal Price Volatility”. Gold and silver prices are subject to significant volatility and these changes, to the extent that the Company’s production is unhedged, can significantly affect the Company’s profitability and cash flow. Gold prices declined steadily between the latter part of 1996 and August 1999 to the lowest price in twenty-one years, and until the spring of 2002 essentially remained near or below $300 per ounce. Since 2002, the gold price has steadily increased, albeit with intermittent volatility and price corrections, and is now trading at 25 year highs. Monthly prices over the past financial year for gold have averaged from US$642.85 to US$1,023.50 per ounce. Silver prices also have been volatile.

The Company may utilize forward sales contracts to protect the selling price of a portion of its gold production from the Denton-Rawhide mine. Silver production is sold in the spot market. The market risk to the Company’s cash flow from forward selling relates to the possible failure of the counter-parties to honour their commitment to purchase the gold when the price exceeds the appropriate spot price at maturity. Counter-parties to any forward sale contracts are large international credit worthy institutions. The market risk to the Company of any gold forward sale contracts would relate to the possibility that the Company may not produce sufficient gold at the appropriate time to meet the obligations as they arise.

Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management team. See “Directors and Officers” for details of Company’s current management. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not maintain key employee insurance on any of its employees.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will declare their potential conflict and abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time. See “Directors and Officers”.

Competition for Other Assets

Significant and increasing competition exists for the limited number of gold acquisition opportunities available worldwide. As a result of this competition, some of which is with large established mining companies having substantial capabilities and substantially greater financial and technical resources than the Company, the Company may be unable to acquire future potential gold mining properties on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

Currency Fluctuations May Affect the Costs of Doing Business

The Company's offices and primary activities are currently located in Canada, the United States, and El Salvador. Gold and silver are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company's activities in Canada may be denominated in currencies other than the U.S. dollar. Any appreciation of these currencies vis a vis the U.S. dollar could increase the Company's cost of doing business in these countries. In addition, the U.S. dollar is subject to fluctuation in value vis a vis the Canadian dollar. The Company does not utilize hedging programs to mitigate the effect of currency movements.

Insurance Coverage May Be Inadequate

The mining industry is subject to significant risks that could result in:

  damage to or destruction of property and facilities;

  personal injury or death;

  environmental damage and pollution;

  delays in production; or

  expropriation of assets and loss of title to mining claims.

While where applicable the Company has purchased property, business interruption (Denton-Rawhide only) and liability insurance that it believes is appropriate for the level of risk incurred, it does not carry insurance for political risk, nor environmental damage or pollution because such coverage cannot be purchased at reasonable costs. This lack of insurance coverage could result in material economic harm to the Company if a significant claim against the Company should occur.

Changes to the General Mining Law of 1872

The majority of the Denton-Rawhide mine's processing activities are located on unpatented lode and millsite claims located on U.S. federal public lands. The right to use such claims is granted under the General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. The U.S. Congress is considering a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things: impose a royalty on the production of metals or minerals from unpatented mining claims; reduce or prohibit the ability of a mining company to expand its operations; and require a material change in the method of exploiting the reserves located on unpatented mining claims. All of the foregoing could adversely affect the economic and financial viability of operations at Denton-Rawhide.

Reclamation Risks at Denton-Rawhide

The Denton-Rawhide mine is an open pit heap leach operation that ceased active mining in October 2002. A reclamation and closure plan for Denton-Rawhide has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection and is currently awaiting approval. The Coordinating Committee of the Denton-Rawhide mine determined, for the purposes of the Reclamation Trust, total reclamation and severance costs for the Denton-Rawhide mine of $9.8 million, of which 49% are to the account of the Company. $4.5 million in reclamation and severance costs have already been incurred, leaving an estimated $5.3 million to be expended in the future, of which $2.6 million is to the Company’s account. This determination of reclamation and severance costs is for the purposes of the Reclamation Trust only and although the Company’s closure fund balance of $3.8 million is believed to be sufficient to cover all remaining closing costs for which it is responsible, the estimate may not be a true reflection of actual reclamation and closure costs of the Denton-Rawhide mine. See “Mineral Projects – Nevada Properties – Denton-Rawhide Mine, Nevada” for additional information.

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the United States Securities and Exchange Commission, Canadian Securities Administrators, the AMEX and the TSX. The Company expects these rules and regulations to significantly increase its legal and financial compliance costs and to make some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of the regulations to which it must comply, including Sarbanes-Oxley Section 404 and Multilateral Instrument 52-109. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the Company’s stock price. The Company also expects these new rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal controls, the Company's ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or Multilateral Instrument 52-109 could be impaired, which could cause the Company's stock price to decrease.

Environmental Risks and Hazards

The Company’s exploration, development and operational activities are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may also exist on the Company’s properties that are currently unknown to the Company and that have been caused by previous or existing owners of operators of the properties.

Environmental approvals and permits are currently, and may in the future, be required in connection with the operations of the Company. To the extent that such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing in its exploration, development or mining activities or from proceeding with its exploration or development plans for current properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions that cause exploration, development or mining activities to cease or be curtailed and may include corrective measures requiring capital expenditures or remedial actions. In such an event, the Company could be required to compensate those suffering loss or damage by reason of the Company’s activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to existing environmental laws and regulations governing exploration, development and mining activities of mining companies, or more stringent application of current laws and regulations could have a material adverse impact on the Company causing increases in exploration expenses, capital expenditures or production costs, or a reduction in production levels at producing operations, or require abandonment or delays in development of new mining properties.

Future Sales of Common Shares by Existing Shareholders

The sale of a large number of common shares of the Company in the public markets, or the potential for such sales, could decrease the trading price of the Company’s common shares and could negatively impact the Company’s ability to raise capital through future sales of common shares.

Foreign Private Issuer Status

The Company is currently designated a “foreign private issuer” as defined in Rule 3B-4 under the U.S. Securities and Exchange Act of 1934 (as amended) for the purposes of U.S. securities law, which allows the Company to use the Multi-Jurisdictional Disclosure System (“MJDS”). In order to maintain this status, the Company must not have any of the following: (i) a majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the U.S., or (iii) the business of the Company is principally administered in the U.S. The Company may in the future lose its foreign private issuer status if it fails to meet any of the aforementioned criteria.

The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the MJDS. If the Company is not a foreign private issuer it would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from the American Stock Exchange corporate governance requirements that are available to foreign private issuers. This could have a materially adverse impact on the Company’s corporate overhead costs and its ability to raise future financing.

MINERAL PROJECTS

The Company is a British Columbia based mineral resource corporation engaged, through its subsidiaries, in the acquisition, exploration and, if warranted, development of precious metals properties, primarily gold and silver.

The Company’s principal activities are exploration activities currently chiefly focused in El Salvador. The Company continues to search for exploration projects to acquire in the Americas that may warrant drilling.

The following is a description of the Company’s mineral properties and the nature of the Company’s interests in such properties.

El Salvador Properties

El Salvador Mining Regime

The following is based on the Company’s understanding of the El Salvador mining regime.

Under the laws of El Salvador, the government owns all mineral rights. All private and government-owned lands that have not been declared areas of protection for reasons of national sovereignty, areas of cultural or social interest, areas of ecological or environmental protection or areas of capitation of surface or underground waters for potable water supply; zones occupied by public service facilities; or areas that are within the urban limit of cities or towns are open to exploration and are available through application for an exploration license, which can subsequently be converted to an Exploitation Concession upon compliance with certain conditions. An exploration license is held by payment of an annual fee, compliance with the environmental laws of the country and fulfillment of the technical exploration program, which may be modified on an annual basis. El Salvadorian mining laws do not discriminate between nationals and foreigners.

The Salvadoran Mining Law, updated in 2001, provides a period of eight years upon granting of an exploration license before which the holder must convert the license into an exploitation concession. The application to convert an exploration license to a 30-year (or longer) exploitation concession must be accompanied by, among other things, a feasibility study, a development work program and an approved environmental impact study. The royalty levied on mineral production is 2% of net smelter returns.

The granting of an exploitation concession by the Ministry of Economy (Division of Hydrocarbons and Mines) confers to the applicant the right to produce and sell valuable commodities recovered from the natural resources within the area of the Concession. The granting of an exploitation concession (required to commence mining activities) requires an environmental permit, based on an EIS approved by the Environmental and Natural Resources Ministry (“MARN”), in addition to the applicant satisfying a number of other conditions. The concession requires that the mine and associated facilities be built and operated in accordance with the conditions of the environmental permit and that development activities commence within 12 months of the date of the final concession agreement.

In November 2007 the proposed new mining law was submitted to a joint Environmental and Economic Commission of the El Salvadoran legislative assembly. In January 2008 a new commission was established for the sole purpose of evaluating the draft mining law. The new commission met regularly between January and April 2008 to review the law, hear submissions from interested stakeholders, and ultimately to provide a recommendation to the legislative assembly. To date, the new commission has not concluded its review nor recommended the mining law revisions for vote in the legislative assembly.

Advocates for the new mining law regard it as an important advancement making El Salvador an international model for environmentally and socially responsible mining and Pacific Rim supports this process.

El Dorado Property, El Salvador

The Company’s most advanced property in El Salvador is the El Dorado Property, which consists of three exploration licenses (contiguous to and completely surrounding the pending Exploitation Concession area), which the Company, indirectly through its wholly owned subsidiaries, holds as to a 100% interest.

The information presented below summarizes information prepared under the supervision of Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates. This information is included in a report entitled

“Technical Report Update on the El Dorado Project Gold and Silver Resources” dated March 3, 2008 coauthored by Mr. Ristorcelli and Mr. Peter Ronning, P.Eng. each of whom are independent Qualified Persons as defined in NI 43-101. Information presented under the headings “Recent Exploration and Drilling”, “January 2008 Updated Resource Estimate”, “Environmental Impact Study and Mining Permit” and “Summary” has been updated by the Company to reflect developments that have occurred since March 3, 2008, being the date of the most recent El Dorado Technical Report.

Predecessor Dayton upon its acquisition of Mirage Resource Corp. in April 2000 acquired the El Dorado Property. Mirage initially acquired the El Dorado Property by option agreement dated June 23, 1993 from Zinc Metal Company (“ZMC”) of Toronto, and its wholly owned subsidiary, New York and El Salvador Mining Company. The option was exercised on August 25, 1994 in accordance with its terms by payment of $175,000 to ZMC and by the parties having incurred aggregate expenditures in excess of $800,000. Pursuant to the terms of the option agreement, the El Dorado Property is subject to annual advance minimum royalty payments, which is the greater of $50,000 per year or a 3% net smelter return royalty in favour of ZMC. The Company has the right to purchase the royalty from ZMC for $4,000,000 ($1,000,000 for the first one-half and $3,000,000 for the second one half) provided that at least one-half of the royalty is acquired within six months of the commencement of commercial production. In addition, the government of El Salvador is entitled to a 2% net smelter return royalty.

By agreement dated March 29, 2006, the Company superseded an option agreement dated November 14, 2003 to acquire a parcel of land suitable for mineral exploitation activities within the El Dorado exploration licence area. Under the terms of the new agreement, the Company has prepaid an annual rental fee in the amount of $29,000 with the option to purchase the parcel for a payment of $971,000 at any time up to April 1, 2007. During fiscal 2007 the Company commenced the process of exercising its option to purchase one of the larger parcels of land over which it holds a purchase option agreement (negotiated during fiscal 2004), and advanced to the property owner $0.3 million of the $1.0 million total negotiated option payment. During fiscal 2008, upon transfer of title in the parcel of land to the Company, the final $0.7 million was paid. Although the El Dorado Property contains geological mineral resources, none of the Company’s properties in El Salvador, including the El Dorado Property, contain known ore reserves (as defined under U.S. Securities and Exchange Commission Guide 7) and all work programs are exploratory searches for ore grade mineralization.

Property Description and Location

The El Dorado Property (see Figures 1 and 2 below) is comprised of three exploration licenses totaling 14,407 hectares with nominal expiry dates of September 28, 2013 (one license) and September 29, 2013 (two licenses), and the 1,275 hectare area of the pending Exploitation Concession, which underlying exploration license has a nominal expiry date of January 1, 2005. The Company continues to hold the 1,275 hectare pending Exploitation Concession area beyond its expiry date as it has declared its intention to convert the land holding to an Exploitation Concession, which will have a term of 30 years and may be extended if warranted. See “El Salvador Mining Regime”. The cost to hold the licenses is a rental of $300 per square kilometre, amounting to $47,046 per year. The Company is up to date with the regulatory obligations required to maintain the licenses in good standing and is awaiting final approval of the pending Exploitation Concession.

In addition to its mineral rights, the Company owns approximately 765,000 square meters of real estate in the central part of the El Dorado Property.

Part of the El Dorado license area was the scene of mining by another company between 1948 and 1953. The Company and its environmental consultants believe that there are no existing environmental liabilities on the project related to that earlier period of production nor to the exploration activities of the Company and its predecessor companies.

The exploration license area contains several prospects and deposits. Their stage of exploration and development ranges from recently discovered veins that have never been drilled to deposits that have resource estimates. The Company’s permanent installations on the property at the present time consist of a laboratory for crushing rock samples and core storage warehouses with facilities for describing and sampling drill core. None of the mid-20th century mine workings are accessible at present.

The El Dorado Property is in the Department of Cabañas, approximately 74 kilometres northeast of San Salvador, the capital city of the nation, and 10 kilometres southwest of the town of Sensuntepeque.

Modified from Review of the El Dorado Project, El Salvador. P. Ronning, 2003
Central America
Caribbean Sea
Pacific Ocean
El Dorado
San Miguel
La Unión
Usulutan
Rio Lempa
Sensuntepeque
San Isidro
San Rafael/Cedros
Embalse 5 de Noviembre
Potonico
Chalatenango
Ilobasco
San Vicente
Zacatecoluca
Embalse Cerron Grande
Aguilares
San Salvador
Pacific Ocean
Santa Ana
Sonsonate
Acajutla

Figure 1: Location of the El Dorado property in El Salvador.

525000 m
530000 m
535000 m
540000 m
310000 m
305000 m
300000 m
295000 m
Legend
Licenses & Concession
Text Name of License or Concession
License or Concession Outline
ZMC Royalty Area
Deposits with Resources
Text Name of Deposit
Projection of Deposit
Surface Rights
Lands Controlled by Pacific Rim
Municipalities
Text Name of Municipality
San Isidro
Guacotecti
Ilobasco
San Esteban Catarina
Santa Clara
Sensuntepeque
Victoria
Dolores
San Sebastian
SENSUNTEPEQUE
Pueblos
Guaco
GUACOTECTI
Nueva Esperanza
Minita
South Minita
Balsamo & Cerro Alto
SAN ISIDRO
El Dorado
Nance Dulce
Huacuco
DOLORES
5000 m
El Dorado Project
Compiled By: PAR
Exploration Licenses and Exploitation Concession
El Salvador National Grid Based on NAD 27
Figure Number: 4.2
Pacific Rim El Salvador S.A. de C.V.
Data from public sources, Pacific Rim and MDA
19-Feb-08

Figure 2: El Dorado property licence area.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The El Dorado Property is accessible by a paved road that crosses the El Dorado Property. The travel time from the project site to San Salvador is approximately two and one-half hours, depending on traffic levels.

The area has a large rural population and Sensuntepeque is a moderate sized town of approximately 20,000 people. Unskilled labour and persons with general business and technical skills should be readily available. El Salvador does not have an indigenous mining industry, so personnel with exploration and mining skills need to be trained or come from elsewhere.

The usual public utilities are available in Sensuntepeque. The communication infrastructure, including telephone and internet, is serviceable. The existing buildings on the project site are connected to the national electrical grid, but the power supply is not considered reliable enough to service a mine.

The terrain in the El Dorado Property area is one of moderate relief surrounded by higher hills to the north, east, and west. Elevations range between 200 m and 800 m above sea level. A tropical climate prevails, with a pronounced wet season from May to October and a dry season the remainder of the year. The project area contains shallow topsoils and volcanic subsoils that are cultivated for seasonal crops. Five perennial streams or rivers traverse the El Dorado License area. Water levels vary with the seasons with good flows being maintained during the wet season.

History

The colonial Spanish discovered gold in the district in the early 1500’s, and there was sporadic, largely unrecorded small-scale production until the late 1800’s. In the period from 1948 to 1953, the New York and El Salvador Mining Company operated an underground mine, producing approximately 270,000 tonnes of ore yielding about 72,500 troy ounces (2,250 kilograms) of gold.

Extensive exploration since 1993 has included surface geological mapping, rock sampling and prospecting, campaigns of hand and bulldozer trenching, core drilling, and minor reverse circulation drilling.

Geological Setting

El Salvador can be divided into four morphological-geological units: Coastal Plains, Coastal Ranges, Great Interior Valley, and the Northern Mountain Ranges. El Dorado is situated in the Great Interior Valley, underlain by Eocene felsic to mafic volcanic rocks; in other words, dark to light coloured volcanic rocks in the order of 38 to 55 million years old.

Mineralization on the El Dorado Property consists of gold and silver bearing quartz veins that are contained within the volcanic rocks. The gold and silver bearing veins of the El Dorado district, of which at least 36 exceed 1 m in width, occur over an area exceeding 50 square kilometres. Vein mineralization is dominated by quartz and calcite and ranges in width between 1 m and 15 m in surface exposures. The vein systems are up to 3 km in length, dip steeply, and generally form ridges.

The mineralization fits the model of the low sulphidation epithermal type of mineralization, also referred to as the adularia-sericite type. A number of deposits around the world that belong to this type are being profitably mined.

In terms of its structure and mineral deposits the Exploration License Area can be divided into 3 districts, Central, Northern, and Southern. The three districts are separated from each other by northwest trending regional scale faults whose primary displacement was lateral. Within each district, deposits are contained within quartz veins that formed along fractures that opened under tension. The mineralized veins are for the most part within about 30 degrees of vertical and trend generally north-south, but there is considerable variation both within and between districts.

Exploration

The long history of recent exploration on the El Dorado Property includes extensive mapping of mineralized structures, lithogeochemical sampling, trenching and drilling. There have been numerous ancillary studies including environmental base line work.

Geological mapping to varying levels of detail, done by the Company and its predecessors, covers approximately 2,000 hectares of the 14,400 hectare property. Digital maps have been generated at scales ranging from 1:1,000 to 1:10,000. In addition, the project archives contain numerous individual maps of trenches, veins and target areas at various scales.

The geological mapping is continuing, along with lithogeochemical sampling and prospecting.

The geological mapping is accompanied by frequent sampling of the rocks on the surface. The samples are variously described as channel samples, chip channel samples, selected chips, random chips and grab samples.

Mineralization

The El Dorado License area contains many deposits, prospects and occurrences in veins, hot spring deposits and hydrothermal breccias. They are found in three districts, north, central and south, that are distinguished from each other by the dominant vein orientations and the level of the hydrothermal system that is exposed on the present-day surface. The veins have complex, multi-stage histories of formation.

The dimensions of mineralized veins are as varied as their exploration status, ranging from those known only in single outcrops to those that have been traced on the surface over lengths of between one and two kilometres. Systems of related veins are up to three kilometres long. In those veins that have been mined or extensively drilled, mineralization has been demonstrated to exist over vertical intervals of up to 300 metres. (In considering vein lengths and vertical dimensions it is important to note that at a detailed level mineralization in this type of system is highly variable).

Sampling and Analysis

The sampling method used by the Company field personnel varies with the purpose of the sample. Geologists doing initial reconnaissance or prospecting may collect selected grab samples from new discoveries. Such samples would be intended only to determine if minerals of interest are present, not to estimate grades for any volume of material.

For more systematic sampling, outcrops are cleaned off and in some cases shallow hand trenches are dug. Continuous chip samples are collected over intervals selected by a geologist. In many cases local labourers do the sampling, under a geologist’s supervision. The manner of sampling is recorded in field notes and is entered into the digital database of surface samples.

Intervals from drill core to be sampled are selected by the geologist logging the core. All vein material and visibly mineralized material is sampled, with enough immediately adjacent, apparently unmineralized material sampled to make sure that all intervals are adequately tested. Sampling is done after logging is complete. The core is sawn in half along its axis. The Company’s immediate predecessor as operator, Dayton, also used a rock saw for sampling core from 13 holes it drilled in 2000. Operators prior to Dayton used a percussion core splitter.

Core recovery, which affects the degree to which samples are representative, is very good in the current drilling. In mineralized intervals it averages better than 98%. In past drilling, prior to the Company becoming operator, resource estimators found local problems with core recovery, finding that it averaged as low as 76% in some mineralized veins.

The Company collected a large quantity of unmineralized material from a site in the region. This material is used as sample “blanks” that are inserted into the sample stream at a rate of one into every batch of 25 samples, as a quality control measure.

All of the Company’s samples are analyzed at the laboratory of Inspectorate America in Sparks, Nevada. About 25% of the samples are analyzed in duplicate by selecting a batch of material already pulverized by Inspectorate and sending it to another lab, American Assay. Once the results of the re-analysis are received, about 15% to 20% of the duplicated samples are selected for re-analysis starting with the coarse reject material.

All samples which return gold results exceeding 3 g Au/tonne in the initial analysis are analyzed again using a fire assay preparation with a gravimetric finish.

Security of Samples

All sampling is done by the Company’s employees, either geologists or labourers supervised by geologists. Once collected, samples are kept at the Company’s on-site facility until they are picked up by employees of Inspectorate America’s Guatemalan affiliate. They are transported by road to the Guatemalan laboratory, where they are prepared and trans-shipped to Nevada for analysis. Some of the samples may, from time to time, be opened and inspected by border officials at the border crossing from El Salvador to Guatemala.

Metallurgy

Metallurgical test work has shown the El Dorado mineralization responds well to milling and cyanide leaching. Recoveries of over 92% for gold and over 88% for silver are expected. Historic recoveries during past production ranged from 87% to 91.5% for gold and 77.7% for silver.

Recent Exploration and Drilling

Following completion of the Balsamo deposit delineation drilling the Company’s ongoing El Dorado drill program focus returned to the exploration for new gold zones within the central part of the project area, in the vicinity of the Minita, South Minita and Balsamo deposits that form the foundation of the project’s gold and silver resources. These three deposits occur in relatively close proximity within a series of north-south trending structures and the Company’s exploration for new gold zones in the central El Dorado project area is focusing on similar gold-bearing structures. During the course of its Balsamo deposit drilling, the Company identified two new gold-bearing veins to the east of the Balsamo structure known as Cerro Alto and La Luz, and during the latter half of fiscal 2008 focused its exploration on these structures as well as the strike extensions of the Balsamo vein.

While the Company continues to intersect many blind gold-bearing veins, no new deposits at El Dorado have conclusively been discovered since completion of the Balsamo deposit delineation drilling. A complete list of drill results from the El Dorado property is available on the Company’s website.

Subsequent to the end of fiscal 2008 the Company suspended drilling activity at the El Dorado project as part of an overall planned slow down in exploration activity in El Salvador that will continue until such time as the Government of El Salvador signals its willingness to proceed with development of El Dorado by granting the long sought-after mining permit.

The foregoing disclosure under “Recent Exploration and Drilling” has been prepared by or under the supervision of William Gehlen, Certified Professional Geologist, a Qualified Person for the purposes of NI 43-101. Mr. Gehlen is the Vice-President of Exploration of the Company and supervises the Company’s exploration work on the El Dorado project. Mr. Gehlen has verified that the sample results presented by the Company have been accurately summarized from the official assay certificates provided to the Company. The Company’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by the TSX. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada, an ISO 9002 certified laboratory, independent of the Company.

January 2008 Updated Resource Estimate

On January 17, 2008 the Company released the results of an updated resource estimate for the El Dorado gold project, in which 1.4 million gold equivalent ounces were tabulated in the Measured and Indicated resource categories combined and a further 0.3 million gold equivalent ounces were tabulated in the Inferred category. Full details of the 2008 El Dorado resource estimate, by deposit and resource category, are presented below. The impetus for the updated resource estimate was primarily to quantify the gold and silver ounces at the Balsamo deposit, which has added approximately 17% to the Measured and Indicated resources and 39% to the Inferred resources, compared to those tabulated in the 2006 El Dorado resource estimate. The resources presented below for the Minita, South Minita, Nance Dulce, Coyotera and Nueva Esperanza deposits are unchanged from the 2006 El Dorado resource estimate.

El Dorado Project Resources (as of January 17, 2008)
Deposit	Resource Category	Tonnes	Gold Grade (g Au/t)	Gold Ounces	Silver Grade (g Ag/t)	Silver Ounces	Gold Equivalent Grade (g AuEq/t)	Gold Equivalent Ounces
Balsamo	Indicated	566,700	9.86	179,600	112.95	2,058,000	11.47	209,000
	Inferred	281,200	7.71	69,700	76.29	690,000	8.80	79,600

Minita	Measured	614,100	12.23	241,500	80.59	1,591,200	13.39	264,300
	Indicated	1,175,100	9.65	364,400	58.16	2,197,300	10.47	395,700
	Total M&I	1,789,200	10.53	605,900	65.86	3,788,500	11.47	660,000
	Inferred	78,400	10.39	26,200	67.44	170,000	11.39	28,700

South Minita	Indicated	1,070,900	9.25	318,400	63.99	2,203,000	10.16	349,900
	Inferred	302,800	7.20	70,100	48.23	470,000	7.89	76,800

El Dorado Project Resources (as of January 17, 2008)
Deposit	Resource Category	Tonnes	Gold Grade (g Au/t)	Gold Ounces	Silver Grade (g Ag/t)	Silver Ounces	Gold Equivalent Grade (g AuEq/t)	Gold Equivalent Ounces
Nance Dulce	Inferred	128,900	19.56	81,100	121.98	506,000	21.30	88,300

Coyotera	Measured	166,000	7.86	42,100	57.79	309,000	8.69	46,500
	Indicated	501,000	7.15	115,200	58.68	945,000	7.99	128,700
	Total M&I	667,000	7.34	157,300	58.48	1,254,000	8.17	175,200
	Inferred	19,000	5.83	3,600	72.12	44,000	6.86	4,200

Nueva Esperanza	Indicated	183,000	5.77	33,900	30.47	179,000	6.20	36,400
	Inferred	29,000	4.67	4,300	35.49	33,000	5.17	4,800

TOTAL MEASURED ALL DEPOSITS		780,100	11.31	283,600	75.76	1,900,200	12.39	310,800
TOTAL INDICATED ALL DEPOSITS		3,496,700	9.00	1,011,500	67.45	7,582,300	9.96	1,119,700
TOTAL MEASURED & INDICATED ALL DEPOSITS		4,276,800	9.42	1,295,100	68.96	9,482,500	10.40	1,430,500
TOTAL INFERRED ALL DEPOSITS		839,300	9.45	255,000	70.89	1,913,000	10.47	282,400
Notes:
1) Resources based on a gold equivalent cut-off grade of 4.0 g AuEq/t and greater than a grade-times-thickness of 4 (g AuEq/t x meters)
2) Gold equivalents based upon a silver to gold ratio of 70:1
3) Resources for the Minita, South Minita, Nance Dulce, Coyotera and Nueva Esperanza deposits are unchanged from the July 2006 El Dorado Resource Estimate (see
NI 43-101 disclosure)

The mineral resource estimates presented above have been calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities, which differ from standards of the U.S. Securities and Exchange Commission (“SEC”). The resource estimates contained in this discussion would not be permitted in reports of U.S. Companies filed with the SEC. Readers are referred to the Cautionary Note Regarding Resource Estimates above for further explanation.

The resources were estimated by interpreting drill intercepts in cross section, coding samples, capping assays, compositing to vein thicknesses, and estimating grades and thicknesses of each of the veins into three dimensional grade thickness models. Each of the three veins comprising the Minita resource, ten veins comprising the South Minita resource, and five veins comprising the Balsamo resource were estimated separately. The 4.0 g/t cut-off grade (wherein gold equivalents are based on a silver to gold ratio of 70:1 and greater than a grade-times-thickness of 4 (g AuEq/t x meters)) is predicated on estimated operating costs of $49.68 per tonne, estimated gold recovery of 90% and a gold price of $400 per ounce. These parameters stem from the Company’s 2005 El Dorado prefeasibility study, the results of which are based on various input estimates related to costs and commodity prices that were current at the time of its publication. Readers are cautioned that significant changes have occurred in a number of the inputs used in the January 2005 El Dorado prefeasibility study since its publication in January 2005. However, the Company and its consultants elected to maintain the 4.0 g/t gold equivalent cut-off grade for the 2008 El Dorado resource estimate in order to facilitate comparisons between the current resource estimate and the 2006 resource estimate. Full technical reports related to the 2008 El Dorado resource estimate, the 2006 El Dorado resource estimate and the 2005 El Dorado pre-feasibility study are publicly available on SEDAR at www.sedar.com..

A full feasibility study, utilizing current industry standard input costs and commodity prices, was initiated in fiscal 2007 to investigate the economics of mining the El Dorado project at a higher annual throughput rate (by the inclusion of resources outlined in the South Minita deposit) than that considered in the January 2005 El Dorado prefeasibility study. In late fiscal 2007 the Company elected to defer completion of the full feasibility study in order to include the resources being drilled at the newly discovered Balsamo deposit in addition to the Minita and South Minita resources.

Subsequent to the end of fiscal 2008, with the El Dorado resource estimate completed, work on the El Dorado project feasibility study was restarted. The El Dorado feasibility study is being led by SRK Consulting and will include an underground mine plan for the Minita, South Minita and Balsamo deposits, processing facility and tailings impoundment designs, and an economic analysis of the proposed combined operation. It is expected to be completed by December 2008.

Environmental Impact Study and Mining Permit

The granting of an exploitation concession by the El Salvadoran Ministry of Economy (Division of Hydrocarbons and Mines) confers to the applicant the right to produce and sell valuable commodities recovered from the natural resources within the area of the concession. The granting of an exploitation concession (required to commence mining activities) requires an environmental permit based on an Environmental Impact Study (“EIS”) approved by the El Salvadoran Environmental and Natural Resources Ministry (“MARN”), in addition to the applicant satisfying procedural conditions. The concession requires that the mine and associated facilities be built and operated in accordance with the conditions of the environmental permit and that development activities commence within 12 months of the date of the final concession agreement.

In September 2004, the Company submitted an EIS to MARN for a 750 tonne per day operation based on producing precious metals from the Minita deposit alone (the presentation of an EIS for expanded operations will be required if and when the Company determines that a larger operation is economically viable). In September 2005, the finalized EIS (incorporating comments from MARN) was resubmitted to MARN, which then granted technical approval of the EIS, and instructed the Company to submit the EIS for public comment, which was carried out in October 2005. In March 2006, the Company received from MARN a list of issues raised during the public comment period and was asked to amend the EIS to address these and a number of other issues. During fiscal 2007 the amended EIS, which included additional clarification on a number of items, was resubmitted to MARN. No further developments have since occurred.

The Company has experienced lengthy delays in the processing of its El Dorado exploitation concession application, which in part relies on regulatory approval of the El Dorado EIS. Nearly two-years have passed since the El Dorado EIS was submitted in its final form to MARN, during which time MARN has failed to take action on approval of the EIS. This in turn is preventing a resolution to the Company’s exploitation concession application.

Pacific Rim and its subsidiaries have met all of their responsibilities under the country’s existing mining law and are committed to the protection of their rights in El Salvador. The Company is continuing to seek an amicable resolution to the El Dorado permitting issue with the Government of El Salvador, however, should no workable solution develop in the near term, Pacific Rim and its subsidiaries will be forced to pursue legal recourse, including through The Central American Free Trade Agreement (“CAFTA”) and El Salvadoran law. The Company has retained the Washington, DC legal firm of Crowell & Moring LLP to represent it should it choose to proceed in the future with CAFTA arbitration.

Summary

The El Dorado gold project is the cornerstone of Pacific Rim’s strategy for growth and currently represents the Company’s sole material project. The project has current estimated resources of 1.4 million gold equivalent ounces in the Measured and Indicated categories combined plus a further 0.3 million gold equivalent ounces Inferred. Because the average grade of these resources (approximately 10.5 gold equivalent grams per tonne) is relatively high, the deposits are expected to be relatively low cost to produce from underground workings. Importantly, the El Dorado deposits are also environmentally clean and their production and processing is expected to have a negligible impact on the local environment. The El Dorado project has delivered many technical successes however, its path forward to development and operation has been hampered by excessively lengthy delays in the permitting process on the part of the El Salvador government.

Virtually all of the $11.4 million the Company spent on direct exploration costs during fiscal 2008 was expended on the El Dorado project, primarily on the Balsamo deposit delineation drilling and updated resource calculation, plus community relations initiatives. The Company will be reducing its expenditures at El Dorado in the coming fiscal year, until such time as the El Dorado exploitation concession is secured and development activities can commence. At a minimum, exploration activities required to keep the El Dorado property in good standing will be made during fiscal 2009.

Santa Rita Gold Project, El Salvador

There are no known ore reserves on the Santa Rita property and all work programs on the property are exploratory searches for ore grade mineralization.

The Santa Rita project is a 48.6 square kilometre (4,860 hectare) exploration license in central El Salvador staked by Pacific Rim in July 2005 after its regional reconnaissance program in El Salvador resulted in the discovery of gold-bearing quartz-calcite boulders. The southeast corner of the Santa Rita exploration license is contiguous with the northwest corner of the Company’s El Dorado project, though the two projects host separate epithermal systems.

An epithermal quartz-calcite vein system was discovered by Pacific Rim at Santa Rita in fiscal 2006 through project-scale exploration and sampling of float, sub-crop and outcrop. Surface rock channel samples collected in fiscal 2006 by the Company from along the length of the 2+ kilometre long Trinidad vein returned anomalous gold grades. In late fiscal 2006 the Company received a permit from MARN to conduct a drill program on the Santa Rita gold project.

During fiscal 2008 the Company undertook a surface trenching and sampling program at the Santa Rita project which revealed the Trinidad vein to be significantly wider than previously understood, with high gold grades across its entire width in the southern portion of the vein. The average width of the vein in the 26 trenches reported on is 3.4 meters (ranging from 1.00 to 5.70 meters across) and gold grades ranged from less than 1 g/t to 38.19 g/t gold. Trench results from the fiscal 2008 Santa Rita trenching program are presented in the table below. In addition, the Company discovered two new veins on the Santa Rita property during fiscal 2008, significantly expanding the target size on the property. These new veins were investigated further with a very limited trenching program, the results of which are currently pending and will be released when received and compiled. A complete list of available Santa Rita trench results is available on the Company’s website.

Fiscal 2008 Santa Rita Trenching Program Results

Trench Number	Gold (g/t)	Surface Vein Width (m)	Trench Elevation
SR-01	36.44 g/t	5.10	385.2
SR-02	38.19 g/t	4.90	387.1
SR-03	12.83 g/t	4.55	379.5
SR-04	16.82 g/t	5.40	373.4
SR-05	17.52 g/t	3.50	364.4
SR-06	12.18 g/t	3.65	362.8
SR-09	11.86 g/t	5.70	352.3
SR-10	10.99 g/t	3.35	350.6
SR-11	8.47 g/t	1.80	399.6
SR-12	6.26 g/t	2.35	399.3
SR-13	1.74 g/t	2.50	397.2
SR-14	8.93 g/t	2.65	396.9
SR-15	17.97 g/t	3.55	393.9
SR-17	1.700 g/t	3.45	386.7
SR-19	0.226 g/t	3.15	411.7
SR-20	0.12 g/t	1.00	413.6
SR-21	0.017 g/t	2.30	421.2
SR-22	0.17 g/t	2.00	425.5
SR-23	0.12 g/t	2.28	425.7
SR-24	0.43 g/t	2.60	425.2
SR-25	0.05 g/t	2.35	422.0
SR-27	0.37 g/t	4.15	421.5
SR-28	1.85 g/t	5.00	421.0
SR-29	0.54 g/t	3.00	410.0
SR-30	1.00 g/t	1.95	399.1
SR-32	0.51 g/t	3.75	393.6

Pacific Rim dug these trenches perpendicular to the Trinidad vein exposing its full surface width, over a strike length of approximately 750 meters at intervals of approximately 25 meters, and then mapped, chip sampled, and reclaimed the trenches. As with previous surface sampling along the southern portion of the Trinidad vein where the vein is traced up and over a hill, gold grades appear to be highest on the flanks of the hill and decrease toward the top of the hill. Pacific Rim believes that the top of the ‘productive interval’ at the Trinidad vein is at approximately 390 meters above sea level elevation. Typical of many similar epithermal systems, vein exposures mapped and sampled by the Company above the productive interval (i.e. above 390 meters elevation, at the top of the hill) have returned low gold grades and vein exposures below that elevation (i.e. within the productive interval, on the flanks of the hill) have returned bonanza gold grades.

Subsequent to the end of fiscal 2008, Pacific Rim undertook a 9-hole drill program that tested the Trinidad vein system over a strike length of approximately 500 meters. Results are currently pending and will be released when received and compiled.

Pacific Rim’s fiscal 2008 Santa Rita trenching program marked the Company’s resumption of exploration work at the project following its voluntary suspension of work there in December 2006, when Santa Rita became the target of intermittent anti-mining protests led by a small El Salvadoran Non-Governmental Organization (“NGO”) utilizing protestors imported from outside the Santa Rita area. During the latter half of fiscal 2007 and the first half of fiscal 2008, the Company purchased the surface rights over the high grade section of the Trinidad vein, giving the Company unlimited access to the property, upgraded and constructed access roads, and continued its public service and charitable works in the Santa Rita area. By mid-fiscal 2008, the Company assessed little risk to a resumption of limited exploration work and commenced the trenching program described above.

Notwithstanding the excellent exploration potential demonstrated to date at the Santa Rita project, the Company intends to limit its fiscal 2009 Santa Rita exploration work to trenching and sampling until such time as the El Dorado exploitation concession is granted. Exploration expenditures will be restricted to amounts necessary to maintain the Santa Rita exploration licences in good standing.

The foregoing disclosure under “Recent Exploration and Drilling” has been prepared by or under the supervision of William Gehlen, Certified Professional Geologist, a Qualified Person for the purposes of NI 43-101. Mr. Gehlen is the Vice-President of Exploration of the Company and supervises the Company’s exploration work on the El Dorado project. Mr. Gehlen has verified that the sample results presented by the Company have been accurately summarized from the official assay certificates provided to the Company. The Company’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by the TSX. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada, an ISO 9002 certified laboratory, independent of the Company.

Zamora-Cerro Colorado Gold Project, El Salvador

During fiscal 2006 Pacific Rim signed an agreement to acquire a 100% interest in the Zamora gold project in El Salvador from a consortium of private companies, which was amended in fiscal 2007 to include additional exploration licences known as Cerro Colorado.

Upon TSX approval of the original agreement in fiscal 2006, Pacific Rim made a payment of 50,000 shares of the Company to the property vendor. The schedule of advanced royalty payments required to maintain the Company’s option to purchase the Zamora-Cerro Colorado property, as per the amended agreement is:

Upon TSX approval of the amended agreement:	100,000 shares plus 100,000 warrants of the Company
Yearly payments:	The greater of:
First anniversary	100,000 shares or US $100,000 in shares of the Company
Second anniversary	140,000 shares or US $140,000 in shares of the Company
Third anniversary	200,000 shares or US $200,000 in shares of the Company
Fourth anniversary	300,000 shares or US $300,000 in shares of the Company
Fifth and subsequent anniversaries	400,000 shares or US $400,000 in shares of the Company

The above advanced royalty payments schedule applies to both the Zamora and Cerro Colorado exploration license options and supersedes the original agreement terms. The advanced royalty payments will continue until production is achieved or the exploration concessions expire. Title to 100% of the Cerro Colorado and Zamora exploration licenses will be transferred to Pacific Rim at such time as a positive production decision is made by the Company. Upon achievement of commercial production from the Cerro Colorado or Zamora claims, the sellers will receive a 3% net smelter royalty to a maximum of US $10 million (inclusive of the dollar value of the advanced royalty payments made).

The Zamora and Cerro Colorado claims comprise a 125 square kilometre land package located 50 kilometers north of San Salvador, in El Salvador. The Company is in the process of staking additional ground between the Cerro Colorado and Zamora claims to cover what the Company believes is a large gold-bearing epithermal system situated on the same regional gold belt that hosts the Company’s El Dorado and Santa Rita gold systems in El Salvador and a number of million-plus ounce gold systems in Guatemala.

During fiscal 2008 the Company continued its regional geological mapping and prospecting work within the Zamora and Cerro Colorado exploration licence areas, concentrating on trenching across known gold-bearing veins. The epithermal vein system covered by these claims has been traced over a strike length of approximately 21 kilometres, with high grade gold identified locally on surface along its entire length.

During fiscal 2009 Pacific Rim will continue its surface mapping and sampling of the Zamora – Cerro Colorado epithermal system, incurring limited exploration costs sufficient to keep the exploration licences over this property in good standing while the Company awaits receipt of the El Dorado exploitation concession.

The foregoing disclosure has been prepared by or under the supervision of William Gehlen, Certified Professional Geologist, a Qualified Person for the purposes of NI 43-101. Mr. Gehlen is the Vice-President of Exploration of the Company. The Company’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by the TSX. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada, an ISO 9002 certified laboratory, independent of the Company.

Nevada Properties

Denton-Rawhide Mine, Nevada

Pacific Rim is 49% joint venture owner of the Denton-Rawhide gold mine, located near Fallon, Nevada. Kennecott Rawhide Mining Company (“Kennecott”), a subsidiary of Rio Tinto Plc, is 51% joint venture owner and operator of the mine. Denton-Rawhide is a residual heap leach operation that ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase.

The Company acquired its interest in the Denton-Rawhide Mine on April 6, 2000 pursuant to an acquisition agreement dated February 13, 2000 (the “Acquisition Agreement”) between Dayton, Kinross Gold Company (“Kinross”), Kinross Rawhide Mining Company (“Kinross Rawhide”) and Kinross Fallon Inc. (“Kinross Fallon”). The Company holds a 49% interest and Kennecott Minerals Company owns the remaining 51% interest and is the operator.

The Acquisition Agreement was negotiated on an arm’s length basis by Dayton and Kinross, and provided, among other things, that:

(a)

Kinross Rawhide and Kinross Fallon assigned all of their 49% interest in the Denton-Rawhide Mine, including all of their rights under the Rawhide Joint Venture Agreement (as described below), to the Company in exchange for 7,235,500 common shares at a deemed price of Cdn$2.26 per share for a total acquisition price of Cdn$16,352,230.

(b)

Kinross Rawhide agreed to keep in place a $1,297,356 reclamation letter of credit posted by it in connection with the Denton-Rawhide Mine until March 31, 2002. The Company agreed to pay to Kinross Rawhide a standby fee equal to the cost to Kinross Rawhide of the letter of credit plus a support fee equal to 1.75% per annum, payable on the first day of January, April, July and October in each year. In January 2001, the reclamation letter of credit was replaced on behalf of the joint venture by a surety provided by Kennecott Rawhide Mining Company (“Kennecott Rawhide”), an indirect wholly–owned subsidiary of Rio Tinto Plc.

(c)

Kinross Fallon and Kinross USA Inc. (“Kinross USA”) agreed to keep in place a $1,246,780 surface management surety bond posted by them in connection with the Denton-Rawhide Mine until March 31, 2001. The Company agreed to pay to Kinross Fallon a standby fee equal to the cost to Kinross Fallon of the surety bond (which is currently 0.40%) plus a support fee equal to 1.75% per annum, payable on the first day of January, April, July and October in each year. In January 2001, the surety bond described in (c) was replaced on behalf of the joint venture by a surety provided by Kennecott Rawhide.

(d)

Kinross Fallon and Kinross Rawhide assigned all of their interest in the revocable reclamation and severance trust agreement dated effective January 1, 1999 (the “Reclamation Trust Agreement”) among Kennecott Rawhide, Kinross, Kinross Rawhide, Kinross USA and Bank of America, as trustee, to the Company for an amount equal to $2,118,403 (being the amount held in the trust created thereby for the benefit of Kinross Rawhide and Kinross Fallon). Pursuant to promissory notes dated April 6, 2000, the Company agreed to pay to Kinross an amount equal to the amount held in the trust at that time, by no later than December 31, 2004, provided that the Company made minimum annual prepayments on December 31st in each year equal to 25% of the net internal cash flow received by the Company from its 49% interest in the Denton-Rawhide Mine. As part of the final reconciliation of working capital amounts, the amount outstanding on the promissory note was reduced to $1,848,863. An amount of $1,021,000 was repaid on December 31, 2003 and the balance of $0.828 million was paid on December 31, 2004, from general corporate cash flows.

The ownership, management and operation of the Denton-Rawhide Mine is governed by a construction and post-construction operating agreement dated as of June 23, 1989, as amended by a first amendment agreement dated as of December 15, 1992, (the “Rawhide Joint Venture Agreement”) between Kennecott Rawhide and Dayton (as assignee of interest from Kinross Rawhide and Kinross Fallon). The Rawhide Joint Venture Agreement provides, among other things, that:

(a)	Kennecott Rawhide holds a 51% interest in the Denton-Rawhide Mine;

(b)	the Company holds a 49% interest in the Denton-Rawhide Mine;

(c)	Kennecott Rawhide shall be the operator of the Denton-Rawhide Mine; and

(d)

the operation of the Denton-Rawhide Mine shall be overseen by a coordinating committee comprised of three members nominated by Kennecott Rawhide and two members nominated by the Company, and the parties to the Rawhide Joint Venture Agreement are required to establish a trust as security for the payment of reclamation and severance costs resulting from the eventual closure of the Denton- Rawhide Mine. (See “Reclamation – Denton-Rawhide” below).

Operations

A leach solution is circulated through the heaps to dissolve the gold and silver. These precious metals are then precipitated from the solution with either the addition of zinc oxide or by absorption onto carbon. Dore is produced on site and the dore bars are then refined into gold and silver bullion at an independent refinery.

Gold and Silver Production

Production Highlights

	Year ended April 30, 2008	Year ended April 30, 2007	Year ended April 30, 2006
Ounces gold produced*	8,339	11,768	15,117
Ounces silver produced*	62,763	108,246	135,085
Total cash production cost per ounce**	$561	$378	$223
Average realized gold price	$750	$644	$497
Average actual gold price	$785	$634	$492

*Pacific Rim’s 49% share of Denton-Rawhide production

Pacific Rim’s share of production from the Denton-Rawhide operation during fiscal 2008 was 8,339 ounces of gold and 62,763 ounces of silver at a total cash production cost of $561per ounce of gold produced (calculated as per industry standards and net of silver credits). During fiscal 2007 and fiscal 2006, Pacific Rim’s share of production was 11,768 ounces of gold and 108,246 ounces of silver at total cash production costs of $378 per ounce, and 15,117 ounces of gold and 135,085 ounces of silver at total cash production costs of $223 per ounce, respectively. Cash production costs for fiscal 2008 were $182 per ounce greater than in fiscal 2007 and $337 per ounce greater than in fiscal 2006. The increase in fiscal 2008 production costs relative to the previous two fiscal years is primarily due to decreasing production since the cessation of active mining at the operation, which provides fewer ounces over which to spread the operating costs.

The London Gold Fix gold price rose steadily from May 1, 2007 (the start of the Company’s 2008 fiscal year) to an all-time high of $1023.50 per ounce on March 17, 2008 before dropping back to $871 per ounce on April 30, 2008 (the end of the Company’s 2008 fiscal year) and has since held in the high $800 to low $900 per ounce range.

Fiscal 2008 gold production from Denton-Rawhide was approximately 29% lower than in fiscal 2007 and 45% lower than in fiscal 2006. This decline in production represents the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation that was further impacted during fiscal 2008 by the removal of the Merrill-Crowe circuit. In lieu of the Merrill-Crowe, expansion of the carbon circuit commenced during fiscal 2008 and remains in process. Replacing the Merrill-Crowe with an expanded carbon circuit is expected to cut processing costs by reducing the cost of consumables. Silver production will decline under this processing plan, however, the cost savings are expected to exceed the value of silver no longer recovered.

A variety of techniques are being employed at the Denton-Rawhide mine to maximize gold production as the operation continues through the residual leach phase, including re-contouring and re-distributing the heap leach pile and emplacing perforated pipes into the heap leach pile to provide deeper access for the leaching fluids. These efforts may result in short term increases in gold production at Denton-Rawhide but are not expected to materially offset the slowdown in production which is typical of residual leach operations. Gold production from Denton-Rawhide is anticipated to continue at declining rates through the coming fiscal year. For the purposes of internal budgeting, the Company’s projections for Denton-Rawhide production look forward no more than 6 months at a time.

The Company uses certain non-GAAP performance measures including “total cash production costs” and “actual cash production costs” that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. The Company believes that these measures are commonly used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company’s performance. The Company’s use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP.

The following table provides selected operating data for the Denton-Rawhide Mine (49%):

Unit Costs (in thousands of US dollars except gold ounces and cost per ounce)

	Total Cash Production Costs for Year Ended April 30, 2005	Total Cash Production Costs for Year Ended April 30, 2007	Total Cash Production Costs for Year Ended April 30, 2006
Operating costs	$5,571	$5,442	$4,410
Silver credits realized	$(1,084)	$(1,254)	$(1,043)
Inventory Change	$188	$265	n/a
Cost base for calculation	$4,675	$4,453	$3,367
Gold ounces produced	8,339	11,768	15,117
Cost base per gold ounce produced	$561	$378	$223

Forward Selling

In order to lock in a certain amount of revenue that Pacific Rim requires to fund its ongoing exploration activities, the Company has instituted a short-term forward sales program, where, from time to time, it will sell forward up to 50% of its estimated gold production from Denton-Rawhide in monthly contracts for future periods of up to six months. At May 1, 2007, Pacific Rim had 1,000 ounces of gold sold forward at an average price of $688, and a further 1,500 ounces of gold were sold forward and delivered during fiscal 2008 at an average price of $774 per ounce. At April 30, 2008, the Company had no forward sales contracts in place and no new contracts have been established. Pacific Rim’s forward selling program is purely a cash management strategy and does not represent a corporate commentary on the outlook for gold.

Reclamation – Denton-Rawhide

The final reclamation and closure plan for Denton-Rawhide was submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection and is currently awaiting approval. The Coordinating Committee of the Denton-Rawhide mine determined, for the purposes of the Reclamation Trust, total reclamation and severance costs for the Denton-Rawhide mine of $9.8 million, of which 49% are to the account of the Company and contributed to the Reclamation Trust. $4.5 million in reclamation and severance costs have already been incurred, leaving an estimated $5.3 million to be expended in the future, of which $2.6 million is to the Company’s account. This determination of reclamation and severance costs is for the purposes of the Reclamation Trust only and although the Company’s closure fund balance of $3.8 million is believed to be sufficient to cover all remaining closing costs for which it is responsible, the estimate may not be a true reflection of actual reclamation and closure costs of the Denton-Rawhide mine. The closure trust funds are provided as security to the mine operator for the estimated closure liabilities.

Denton-Rawhide Property Purchase and Sale Agreement

On October 28, 2004, Pacific Rim and Kennecott, Denton-Rawhide joint venture partners (“Rawhide Joint Venture”), signed a Property Purchase and Sale Agreement (the “Agreement”) with Nevada Resource Recovery Group LLC (“NRRG”) of Reno, Nevada concerning the lands occupying the Denton-Rawhide open pits, which are no longer in operation. NRRG intends to operate an approved landfill business utilizing the open pits as a site for the disposal of non-hazardous municipal waste. In return, NRRG will pay tipping fees to the Rawhide Joint Venture over the life of the landfill operation, which Pacific Rim estimates will amount to US $103 million in cash to the Company’s credit over the multi-decade life of the proposed operation, as well as a $1.5 million up-front payment to the Rawhide Joint Venture ($0.5 million upon signing of the Agreement – paid in trust, and $1.0 million upon closing). The Agreement includes a provision whereby NRRG can buyout future tipping fees according to a net present value formula that is currently estimated at approximately $29 million to the Company.

In November 2007 the Rawhide Joint Venture and NRRG signed an amendment to the “Agreement extending the closing date of the sale to on or before October 31, 2008. All other material details of the Agreement remain the same.

Closing of the Agreement is subject to three key provisions including the successful purchase by the Rawhide Joint Venture of a number of small parcels of federal land contained within the Denton-Rawhide open pits, the subject of the Agreement. The purchase of these land parcels from the Bureau of Land Management (“BLM”) has proven to be a lengthier process than originally estimated. Nonetheless much headway has been made and the Rawhide Joint Venture’s purchase of the BLM land slivers, currently in the final stages, is expected to be completed in the first half of fiscal 2009. The remaining two provisions of the Agreement include NRRG’s obligation to obtain municipal waste contracts and approval from the State of Nevada for use of the site as a municipal landfill, both of which have been completed in draft or provisional form awaiting the closing of the Agreement.

Redeveloping the Denton-Rawhide mine as a municipal solid waste landfill is expected to provide a number of jobs, local and state tax revenues and a local community host fee over the multi-decade term of the agreement. The executed agreement provides the Rawhide Joint Venture the right to continue to produce gold through residual leaching of the heap leach pads at Denton-Rawhide, and restart mining activities, if warranted, on land adjacent to the land conveyed to NRRG. The Rawhide Joint Venture will retain certain obligations related to mining on the property conveyed to NRRG, whilst NRRG will accept all obligations and liabilities related to the future impact of the landfill.

Argentina Properties

San Francisco Property, Argentina

During fiscal 2008 APEX Silver Mines Ltd. notified Pacific Rim that it had elected not to proceed with the San Francisco project joint venture signed with the Company during fiscal 2007.

Rosalito Copper Project, Argentina

Pacific Rim has let the exploration claim lapse covering its Rosalito project as it was unsuccessful in finding a joint venture for this non-core, base-metal focused asset.

Chile Properties

Carrera and Colina Gold Projects, Chile

Pacific Rim has let the exploration claims lapse covering its Carrera and Colina gold project after initial exploration work on these projects during the past several years failed to identify strong evidence of potential ore deposits.

Generative Program

Pacific Rim’s project generation initiatives focus on acquiring projects the Company believes have good exploration potential without incurring onerous costs. The Company focuses solely on low-sulfidation epithermal gold systems, which are environmentally-clean, high grade, and low cost.

In late fiscal 2008 the Company shifted the focus of its highly successful grassroots exploration initiatives out of El Salvador and into Costa Rica and Guatemala. These two jurisdictions offer outstanding gold potential and have established mining industries. Using its unique understanding of epithermal gold systems in the Central American Gold Belt, particularly within El Salvador, Pacific Rim has been very successful in locating new, high grade gold-bearing systems and is ideally equipped to apply this formula for discovery to neighbouring jurisdictions including Guatemala and Costa Rica.

The Company has filed for two large exploration concessions in the Las Juntas de Abongares and La Union mining districts in Costa Rica, which recently fully re-opened the doors to responsible gold mining. These projects host epithermal vein systems with significant historic gold production. Drill targets on these projects will be evaluated during fiscal 2009.

Pacific Rim is investigating potential project acquisitions in Guatemala, where the Company can apply its proprietary geologic understanding of the relationship between low-sulfidation type epithermal gold deposits and the volcanic history of Central America to a grassroots reconnaissance effort. Two gold mines (both epithermal vein systems similar to the Company’s El Dorado and Santa Rita systems in El Salvador) have gone into production in the past decade in Guatemala along the Central American Gold Belt that hosts Pacific Rim’s El Salvador gold deposits. Guatemala has outstanding gold potential and has seen little modern exploration investment. With its positive reputation and track record of community involvement and environmental sensitivity, the Company has been welcomed and encouraged by Guatemalan government officials to pursue its exploration goals within the country.

Andacollo Mine, Chile

During fiscal 2006 Pacific Rim signed a final Share Purchase Agreement to sell to an arms-length private corporation 100% of the shares in the Company’s subsidiaries that owned the Andacollo gold mine located in central Chile, for total consideration of $5.4 million. Upon execution of the final Share Purchase Agreement, Pacific Rim received a $2.1 million payment from the purchaser. Payments related to due diligence period extensions totaling $0.9 million were made prior to closing of the Share Purchase Agreement. During fiscal 2007 a scheduled installment of $1.0 million was received and during fiscal 2008 the final installment of $1.4 million was made on schedule. The Andacollo Share Purchase Agreement relieves Pacific Rim of any further reclamation or environmental responsibilities at Andacollo. The Andacollo mine, which was shut down in December 2000 by Pacific Rim’s predecessor company, was a non-core asset that warranted monetization.

DIVIDENDS

The Company has not paid any dividends on its common shares since its incorporation. Any decision to pay dividends on common shares in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of common shares without par value. As at July 18, 2008, 116,915,460, common shares of the Company were issued and outstanding as fully paid and non-assessable shares.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers and participation in assets and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The issued common shares are not subject to call or assessment rights or any pre-emptive or conversion rights. There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

All registered shareholders are entitled to receive a notice of any general meeting to be convened by the Company. At any general meeting, subject to the restrictions on joint registered owners of common shares, on a show of hands every shareholder who is present in person and entitled to vote has one vote and on a poll, every shareholder has one vote for each common share of which he is the registered owner and may exercise such vote either in person or by proxy.

Shareholder Rights Plan

On July 12, 2006, the board of directors of the Company adopted a shareholder rights plan (the “Rights Plan”). The Rights Plan was approved by the shareholders at the annual general meeting of shareholders held on August 29, 2006.

To implement the Rights Plan, effective July 24, 2006 the Company issued rights that attached to all outstanding common shares. The Rights Plan is designed to protect shareholders from unfair, abusive or coercive take-over strategies including the acquisition or control of the Company by a bidder in transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition or control.

The Rights will become exercisable if a person, together with its affiliates, associates and joint actors, acquires or announces its intention to acquire beneficial ownership of the Company’s common shares which when aggregated with its current holders total 20% or more of the Company’s outstanding common shares (determined in the manner set out in the Rights Plan). The right will permit the holder to purchase common shares of the Company at a 50% discount to their market price (as defined in the Rights Plan Agreement).

A shareholder or other interested party may obtain a copy of the Rights Plan by contacting the Corporate Secretary of the Company at Suite 410, 625 Howe Street, Vancouver, British Columbia, V6C 2T6, or by accessing the Company’s publicly filed documents, including the Rights Plan Agreement at www.sedar.com.

Stock Options

In 2002, the Company adopted the 2002 Incentive Stock Option and Bonus Plan (the “2002 Plan”) to govern all post-amalgamation options. The 2002 Plan is divided into two components: a stock option component under which up to 6,000,000 common shares were reserved for grant to eligible persons at the discretion of the directors from time to time, and a stock bonus component under which up to 367,000 common shares were reserved for grant to eligible persons at the discretion of the directors from time to time.

On July 12, 2006, the board of directors of the Company adopted a new evergreen stock option plan (the “Evergreen Plan”). The Evergreen Plan was approved by the shareholders at the annual general meeting of shareholders held on August 29, 2006.

The Evergreen Plan replaced the 2002 Plan, and the board of directors approved the discontinuance of the granting of options under the 2002 Plan, though outstanding options that were granted under the 2002 Plan will continue to be governed by the 2002 Plan. The method of establishing the maximum number of shares reserved for grant under option will be equal to 10% of the number of shares outstanding at the time of grant, including all outstanding options granted under the 2002 Plan.

As at July 18, 2008, options were outstanding under both the Evergreen Plan and the 2002 Plan exercisable to purchase up to 7,405,000 common shares, representing approximately 6.33% of the Company’s issued and outstanding share capital, at prices ranging from $0.43 to $1.34 Canadian dollars per share expiring between July 23, 2008 and March 9, 2013.

Generally the options vest cumulatively as to one-third on the grant date and one-third upon each of the following two anniversaries of the grant date. Options granted to non-management outside directors are vested 100% at the issue date. Of the total options outstanding, 2,103,334 are not vested as at July 18, 2008.

Warrants

The Company issued common share purchase warrants in connection with previous transactions and financings. As at July 18, 2008, the Company had 7,161,350 outstanding warrants.

MARKET FOR SECURITIES

Trading Price and Volume

The Company’s common shares are listed and traded in Canada on the TSX under the symbol “PMU”. In addition, the common shares are listed and traded in the United States on the AMEX under the symbol “PMU”. The Company has also received advice that its common shares are listed and have traded on the Berlin Stock Exchange under the symbol “PRM” since June 14, 2002 and in the Regulated Unofficial Market (Freiverkehr) on the Frankfurt Stock Exchange on Xetra, the Deutsche Borse AG electronic trading system, since May 31, 2002.

During the period from May 1, 2007 to July 18, 2008, the Company’s common shares traded on the TSX as follows:

Period	Volume	High (Canadian Dollars)	Low (Canadian Dollars)
May 2007	4,072,269	$1.13	$0.88
June 2007	5,348,034	$1.17	$0.86
July 2007	2.984,032	$1.25	$1.01
August 2007	1,712,997	$1.15	$0.91
September 2007	2,123,650	$1.14	$0.95
October 2007	5,123,833	$1.30	$1.05
November 2007	2,614,072	$1.30	$1.03
December 2007	754,001	$1.16	$0.97
January 2008	1,888,274	$1.24	$0.99
February 2008	1,267,279	$1.20	$1.04
March 2008	1,318,069	$1.23	$1.01
April 2008	1,000,753	$1.09	$0.83
May 2008	1,571,099	$1.00	$0.80
June 2008	642,604	$0.88	$0.75
July 1, 2008 to July 18, 2008	4,099,955	$0.82	$0.36$

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The name, province or state, country of residence, position or office held with the Company and principal occupation during the past five years of each director and executive officer of the Company are described below.

Name and Address(1)	Office or Position Held	Previous Service as a Director	Principal Occupation during past five years(1)
Catherine McLeod- Seltzer British Columbia Canada	Chairman and Director	Since April 11, (2) 2002

Director and officer of Pacific Rim Mining Corp. since 1997. Director and Chairman of Bear Creek Mining Corporation, Director and Chairman of Stornoway Diamond Corporation, Director of Kinross Gold Corporation and Troon Ventures Ltd. Formerly a director of Miramar Mining Corporation

Thomas Shrake(4) Nevada U.S.A.	President, Chief Executive Officer and Director	Since April 11, 2002(2)	Director and officer of Pacific Rim Mining Corp. since 1997.
Anthony J. Petrina(4)(5)(6) British Columbia Canada	Director	Since April 11, 2002(2)	Retired. Director of Bear Creek Mining Corporation. Formerly a director of Miramar Mining Corporation
William Myckatyn(3)(4)(6) British Columbia Canada	Lead Director	Since April 11, 2002(2)	Retired. CEO of Quadra Mining Ltd. to July 2006, current Chairman and Director of Quadra Mining Ltd. and Director of First Point Minerals Ltd. Formerly a director of Miramar Mining Corporation
David K. Fagin(3)(5)(6) Colorado U.S.A.	Director	Since April 11, 2002(2)	Investor. Director of Golden Star Resources Ltd., Atna Resources Ltd. and T. Rowe Price Mutual Funds.
Paul B. Sweeney(3)(5)(6) British Columbia Canada	Director	Since July 2003

Executive Vice President, Business Development of Plutonic Power Corporation, Former Vice President and Chief Financial Officer of Canico Resource Corp., Director of Pan American Silver Corp., Director of Polaris Minerals Corporation, and Director of New Gold Inc.

April Hashimoto Washington U.S.A.	Chief Financial Officer	N/A

Chief Financial Officer of Pacific Rim Mining Corp. since August 2006, former Chief Financial Officer, Strategic Development Division, Placer Dome Inc. and Chief Financial Officer of Placer Dome Exploration Inc.

Name and Address(1)	Office or Position Held	Previous Service as a Director	Principal Occupation during past five years(1)
J. Peter Neilans British Columbia Canada	Chief Operating Officer	N/A	Chief Operating Officer of Pacific Rim since June 2006, Former President and Chief Executive Officer of Placer Dome US
William Gehlen Nevada U.S.A.	Vice-President of Exploration	N/A	Vice-President of Exploration of Pacific Rim Mining Corp. since September 2005. Senior geologist of Pacific Rim Mining Corp. since 1997.
Barbara Henderson British Columbia Canada	Vice-President of Investor Relations	N/A	Vice-President of Investor Relations of Pacific Rim Mining Corp. since August 2002. Manager of Investor Relations of Pacific Rim Mining Corp. since 1998.
Ronda L. Fullerton British Columbia Canada	Corporate Secretary	N/A

Corporate Secretary of Pacific Rim Mining Corp. since April 2006, former Corporate Paralegal for QLT Inc., former Legal Assistant and Corporate Secretary for La Mancha Resources Inc., former Legal Assistant for Leisure Canada Inc. and X-Tal Minerals Inc.

(1)	The information as to the jurisdiction of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective individuals individually.
(2)

April 11, 2002 was the effective date of the amalgamation of Dayton and Pacific Rim; Fagin, McLeod and Myckatyn were former directors of Dayton and McLeod, Myckatyn, Petrina and Shrake were former directors of Pacific Rim.

(3)	Denotes member of Compensation Committee.
(4)	Denotes member of Environmental Committee.
(5)	Denotes member of Audit Committee
(6)	Denotes member of Nominating Committee.

Each of the Company’s directors is elected by the Company’s shareholders at an annual general meeting to serve until the next annual general meeting of shareholders or until a successor is elected or appointed. The board of directors appoints the Company’s executive officers annually after each annual general meeting, to serve at the discretion of the board of directors.

Based on information provided by such persons, as at July 18, 2008, the directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 3,080,260 common shares of the Company, representing approximately 2.64% of the issued and outstanding common shares of the Company. In addition, the director and executive officers of the Company as a group held stock options for the purchase of an aggregate of 5,010,000 common shares in the capital of the Company, which options are exercisable at between $0.43 and $1.17 Canadian dollars per share and expire between July 23, 2008 and March 9, 2013.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Anthony J. Petrina, one of the Company’s directors, was a director of Rea Gold Corporation from approximately June or July of 1997 to December 1997. Rea Gold Corporation filed for bankruptcy in December 1997. In November 1998, TRIAX Resource Limited Partnership commenced legal proceedings in an Ontario Court against all of the former directors of Rea Gold Corporation seeking damages for alleged negligence, and/or negligent misrepresentation and a breach of fiduciary duty. The action commenced by TRIAX Resource Limited Partnership has since been dismissed.

Mr. Petrina was also a director of Pegasus Gold Corporation (“Pegasus”) until February 1999. Pegasus filed for bankruptcy on January 16, 1998 in Reno, Nevada,

Except as previously disclosed, no other Company directors or executive officers or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, as at the date of this Annual Information Form or has been, within the ten years before the date of this Annual Information Form, a director or executive officer of any company, that while that person was acting in that capacity;

(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)

has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder; or

(c)	has been subject to:

(i)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interests which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, that director will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The spouse of a director received a finder’s fee comprised of cash commission of CDN$0.14 million and 152,600 agent warrants in connection with the February 2008 private placement discussed above. Otherwise, to the best of the Company’s knowledge, there are no other known existing or potential conflicts of interest among the Company, its promoters, directors, officers or other members of management of the Company as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. Such directors or officers, in accordance with the Business Corporations Act (British Columbia), will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The following is the text of the Audit Committee’s Charter:

“(Amended and Restated effective July 29, 2004)

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities, primarily through overseeing management’s conduct of the Company’s accounting and financial reporting process and systems of internal accounting and financial controls; selecting, retaining and monitoring the independence and performance of the Company’s outside auditors, including overseeing the audits of the Company’s financial statements, and approving any non audit services; and providing an avenue of communication among the outside auditors, management and the Board.

14.1 Composition of the Audit Committee:

a)           Shall consist of a minimum of three directors at all times, all of whom must be independent as required by applicable law and applicable stock exchange listing rules (the “Listing Rules”). A member of the Committee shall be considered independent if (a) he or she is not an employee of the Company; (b) he or she does not accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or its subsidiaries other than in connection with serving on the Committee, any other Board committee or as a member of the Board; (c) he or she is not an “affiliated person” of the Company or any Company subsidiary as defined by applicable law and Listing Rules; and (d) he or she meets all other requirements for independence imposed by law and the Listing Rules from time to time and any requirements imposed by any Canadian or other governmental body having jurisdiction over the Company

b)           All members of the Committee shall have a practical knowledge of finance and accounting and be able to read and understand fundamental financial statements from the time of their respective appointments to the Committee.

c)           At least one member of the Committee shall be a “financial expert” as defined by Item 401(h) of Regulation S-K, unless otherwise determined by the Board, and at least one member shall meet the financial sophistication standards under the Listing Rules. The designation or identification of a member of the Committee as an “audit committee financial expert” does not impose on such person any duties, obligations, or liability that are greater than the duties, obligations, and liability imposed on such person as a member of the Committee and Board of Directors in the absence of such designation or identification; and (ii) the designation or identification of a member of the Committee as an “audit committee financial expert” does not affect the duties, obligations, or liability of any other member of the Committee or Board of Directors

d)           Each member of the Committee shall be appointed by the Board and shall serve until the earlier to occur of the date on which he or she shall be replaced by the Board, resigns from the Committee, or resigns from the Board.

e)           Shall meet no less than four times annually and at least quarterly, on such dates that the Chair of the Audit Committee determine. Notice of meetings shall be given by letter, facsimile or other means of recorded electronic communication or by telephone not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meetings before or after the holding thereof. A majority of the members present at a meeting will constitute a quorum.

f)           The Chair of the Audit Committee shall be appointed by the Board following the recommendation of the Chair of the Board, who will prepare and / or approve an agenda in advance of each meeting and shall preside over meetings of the Committee.

14.2 Terms of Reference

The responsibilities and duties of the Audit Committee shall be to:

a)           Review and recommend for Board approval the annual and quarterly financial statements of the Company, including Management’s Discussion and Analysis, and determine whether they are complete and consistent with the information known to committee members. Determine that the auditors are satisfied that the financial statements have been prepared in accordance with applicable generally accepted accounting principles.

b)           Make regular reports to the Board.

c)           Have the sole authority to appoint or replace the independent auditor (subject, if applicable, to shareholder ratification). The independent auditor shall report directly to the Audit Committee.

d)           Review the scope of the audit to be conducted by the external auditor of the Company.

e)           Be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

f)           Review and pre-approve all auditing services, internal control related services and permitted non-audit services (including the terms thereof) to be performed for the Company by its independent auditor, subject to the de minimus exceptions for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934, as amended, which are approved by the Audit Committee prior to completion of the audit. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Audit Committee at this next scheduled meeting.

g)           Pre-approve all engagement letters for all auditing and non-audit services to be provided to the Company or its subsidiaries, before and after completion of work and assess the performance of external and internal auditors.

h)           Review and determine the compensation to be paid to the independent auditor for all auditing services, internal control related services and permitted non-audit services. The Company shall provide appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to advisors employed by the Audit Committee.

i)           Review all public disclosure documents containing audited or unaudited financial information before release, including but not limited to prospectus, annual report, annual information form and management’s discussion and analysis.

j)           Review, at least semi-annually, all expenses paid by the Company to or in behalf of the CEO and the President and any other financial arrangements or transactions with them and their affiliates.

k)           Review all post-audit or management letters containing the recommendations of the external auditor and management’s response/follow-ups of any identified weakness.

l)           Have the right, for the purpose of performing their duties, of inspecting all of the books and records of the Company and its affiliates and of discussing such accounts and records and any matters relating to the financial position or condition of the Company with the officers and auditors of the Company and its affiliates.

m)           Review any transaction involving the Company and a related party at least once a year or upon any significant change in the transaction or relationship.

n)           Review and discuss with the independent auditors and management (including the senior internal audit executive) any significant matters regarding the Company’s internal controls and procedures over financial reporting that have come to the attention of the independent auditor during the conduct of their annual audit, and review whether internal control recommendations made by the auditors have been implemented by management and review any special steps adopted in light of material control deficiencies and the adequacy of disclosures about changes in internal control over financial reporting.

o)           Review major risk exposures (whether financial, operating or otherwise) and the guidelines and policies that management has put in place to govern the process of monitoring, controlling and reporting such exposures (including any hedging).

p)           Review and discuss reports from the independent auditors on:

(i)           all critical accounting policies and practices used in preparation of the Company’s financial statements;

(ii)           all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent auditors; and

(iii)           other material written communications between the independent auditor and management, such as management letters or schedules of adjusted differences.

q)           Discuss with management and the independent auditors the Company’s use of non-GAAP information in any report, earnings release or other publicly disseminated document and any off-balance sheet structures and the effect of regulatory and accounting initiatives on the Company.

r)           Review annually management’s report on internal controls and any auditor’s attestation regarding management’s assessment of internal controls, required by law or Listing Rules and review whether internal control recommendations made by the auditors have been implemented by management.

s)           Establish procedures for: (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable business conduct, accounting or auditing matters.

t)           Have such other duties, powers and authorities, consistent with the provisions of applicable laws and Listing Rules, or as the Board may by resolution delegate to the Audit Committee from time to time.

u)           At the Company’s expense, retain independent counsel, accountants or other experts for such purposes as the Committee, in its sole discretion, determines to be appropriate to carry out its responsibilities, and set the compensation to be paid to such experts.

v)           Review on an annual basis and if necessary update this Charter and have changes approved by the Board.

14.3 Regulations

The following regulations shall apply to the proceedings of the Audit Committee.

a)           The business of the Audit Committee shall be transacted either at meetings thereof or by conference telephone or other communications facilities that permit all persons participating in the meeting to hear each other, or by resolution in writing. All questions at a meeting shall be decided in accordance with the vote of a majority of those present and the Chair of the meeting shall not have a second or casting vote.

b)           A resolution in writing signed by all members of the Audit Committee entitled to vote on that resolution at a meeting of the Audit Committee shall be as valid as if it had been passed at a duly called and constituted meeting. Such resolutions in writing may be in one or more counterparts, all of which, when taken together, shall be deemed to constitute one resolution.

c)           The auditor of the Company shall, at the expense of the Company, be entitled to attend and be heard at or may be invited to any meeting of the Audit Committee, except for portions of meetings in which their work, fees and performance may be discussed.

d)           The Audit Committee Chair shall regularly report on the activities of the Audit Committee, to the Board of Directors.

e)           The external auditor and senior management shall have the opportunity or may be invited to meet separately with the Audit Committee.

f)           The minutes of the proceedings of the Audit Committee and any resolutions in writing shall be kept in a book provided for that purpose which shall always be open for inspection by any director of the Company.

g)           Subject to the foregoing, the calling, holding and procedure at meetings of the Audit Committee shall be determined by the Audit Committee Chair.

14.4 Limitation of Audit Committee’s Role

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine if the Company’s financial statements or disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations. These are responsibilities of management and the independent auditors.”

Composition of the Audit Committee

The members of the Audit Committee are David Fagin, Paul Sweeney and Anthony Petrina. All of the members are financially literate and independent for the purposes of Multilateral Instrument 52-110 (“MI 52-110”).

Messrs. Fagin and Sweeney are financial experts, in that they have an understanding of generally accepted accounting principles and financial statements; are able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; have experience preparing, auditing, analyzing or evaluating financial statements that entail accounting issues of equal complexity to the Company’s financial statements (or actively supervising another person who did so); have an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

Mr. Fagin does not have an accounting designation; instead his expertise is derived from his high level involvement in the financial matters of public corporations almost continuously for at least 35 years. Mr. Fagin was involved in the valuation of oil and gas companies for ten years both as a consultant and a bank appraisal engineer (1958-68); President of a subsidiary of Rosario Resources Corporation, a NYSE company (1968-75) and then Executive Vice-President (1975-77) then President (1977-82) during which period he was intimately involved in financial and accounting matters. In 1982, he founded Fagin Exploration Company and worked closely with an accountant and auditors to maintain the records. From 1986 to 1991, Mr. Fagin was the President and Chief Operating Officer for Homestake Mining Corporation (NYSE), responsible for producing operations in six countries and was involved in decisions for corporate financial reporting. Between 1992 and 1996, Mr. Fagin was Executive Chairman of Golden Star Resources Ltd. (ASE and TSE) and managed all administrative matters including annual reports, audits and registration in Canada and the U.S. Since 1987, Mr. Fagin has served on boards and audit committees of several public companies including T. Rowe Price Mutual Funds, Golden Star Resources Ltd., Canyon Resources Corp. (recently acquired by Atna Resources Ltd.), Dayton Mining Corp. and the Company, where he was either Chairman or a member of each audit committee. He is currently a director of Atna Resources Ltd.

Mr. Sweeney does not have an accounting designation. However, Mr. Sweeney has a solid background in accounting and financial management and started his accounting career in 1972. From 1987 to 1993 he worked with Placer Dome Inc. as Chief Financial Officer (1987-1989) of an Australian subsidiary operating five mines in Australia and Papua New Guinea. Mr. Sweeney was responsible for all accounting, financial and marketing requirements; then Assistant Treasurer (1989-1991) at Vancouver head office where he was responsible for the review of financial needs for all members of the Placer Dome group worldwide risk management and debt administration; and director, development planning (1991-1993) where he was responsible for the development of plans relating to the existing assets and cash flow by the group worldwide. Since 1994, Mr. Sweeney has served as the Chief Financial Officer of several public companies including Princeton Mining Corporation, Sutton Resources Ltd., Manhattan Minerals Corp. and Canico Resource Corp. where he was responsible for all finance, accounting and taxation matters. Currently he is the Executive Vice President, Business Development of Plutonic Power Corporation.

The third member of the Company’s audit committee, Anthony Petrina, is financially literate in that he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. Mr. Petrina worked for Placer Dome for 32 years, serving as President, Chief Executive Officer and Vice-Chairman, until his retirement in 1992. Mr. Petrina has been a director of several other mining companies since his retirement to date.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), Section 3.2 of MI 52-110 (Initial Public Offerings), Section 3.3(2) of MI 52-110 (Controlled Companies), Section 3.4 of MI 52-110 (Events Outside Control of Member), Section 3.5 of MI 52-110 (Death, Disability or Resignation of Audit Committee Member) or Section 3.6 of MI 52-110 (Temporary Exempion for Limited and Exceptional Circumstances) or Section 3.8 of MI 52-110 (Acquisition of Financial Literacy), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110 (Exemptions).

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the board of directors.

Pre-Approval Policies and Procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by independent auditors. Any services provided by the independent auditors that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee prior to any engagement. The Audit Committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.

External Auditor Service Fees (By Category)

During the year ended April 30, 2007, Staley Okada & Partners entered into a transaction with PricewaterhouseCoopers LLP under which certain assets of Staley, Okada & Partners were sold to PricewaterhouseCoopers LLP and a number of professional staff and partners of Staley, Okada, & Partners joined PricewaterhouseCoopers LLP either as employees or partners of PricewaterhouseCoopers LLP and will carry on practicing as members of PricewaterhouseCoopers LLP. The directors subsequently appointed PricewaterhouseCoopers LLP as the Company’s auditors for the year ending April 30, 2008.

PricewaterhouseCoopers LLP acted at the Company’s independent auditor for the fiscal years ended April 30, 2007 and April 30, 2008. The chart below sets forth the total amount billed to the Company by PricewaterhouseCoopers LLP for services performed in the last two fiscal years and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and all other fees) in Canadian dollars:

External Auditor Service Fees (By Category), (in Canadian Dollars)

Financial Year Ended	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
April 30, 2008	$230,000	$44,841	$5,000	$7,500
April 30, 2007	$96,222	$39,442	$7,200	$Nil

(1)	The aggregate audit fees billed.
(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, which are not included under the heading “Audit Fees”.

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)	The aggregate fees billed for products and services other than as set out under the heading “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

“Audit Fees” are the aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Company’s consolidated annual financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are the fees billed by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees.” This category comprises fees billed for independent accountant review of the interim financial statements and Management Discussion and Analysis, as well as advisory services associated with the Company’s financial reporting.

“Tax Fees” are the fees billed for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice, and tax planning

LEGAL PROCEEDINGS

The Company is continuing to seek an amicable resolution to the El Dorado permitting issue with the Government of El Salvador, however, should no workable solution develop in the near term, Pacific Rim and its subsidiaries will be forced to pursue legal recourse, including through the Central American Free Trade Agreement (“CAFTA”) and El Salvadoran law. The Company has retained the Washington, DC legal firm of Crowell & Moring LLP to represent it should it choose to proceed in the future with CAFTA arbitration (See “Mineral Projects – El Salvador Properties – Environmental Impact Study and Mining Permit”). Other than described above, the Company is not a party to any legal proceedings and is not aware of any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The spouse of a director received a finder’s fee comprised of cash commission of CDN$0.14 million and 152,600 agent warrants in connection with the February 2008 private placement discussed above. Otherwise, to the best of the Company’s knowledge, the directors, executive officers and principal shareholders of the Company or any associate or affiliate of the foregoing have had no material interest, direct or indirect, in any transactions in which the Company has participated within the three most recently completed financial years prior to the date of this Annual Information Form or in the current financial year, and do not have any material interest in any proposed transaction, which has materially affected or will materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the common shares of the Company in British Columbia and Ontario is Computershare Trust Company of Canada, Vancouver, British Columbia.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, as described in this Annual Information Form, the Company is not a party to any material contracts entered into since January 1, 2002.

INTERESTS OF EXPERTS

Names of Experts

Certain information of an economic (including economic analysis), scientific or technical nature in respect of the Company’s El Dorado Property is contained in this Annual Information Form based upon the Technical Report entitled “Technical Report Update on the El Dorado Project Gold and Silver Resources” dated March 3, 2008 and co-authored by Mr. Steve Ristorcelli, P.Geo., of Mine Development Associates and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

William Gehlen, a Qualified Person as defined in NI 43-101, is responsible for directing the Company’s exploration programs on the El Dorado, Santa Rita and Zamora-Cerro Colorado Projects in El Salvador.

The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have issued an independent auditors’ report dated July 18, 2008 in respect of the Company’s consolidated financial statements as at April 30, 2008 and April 30, 2007 and for each of the years then ended and the Company’s internal control over financial reporting as at April 30, 2008. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants and the rules of the US Securities and Exchange Commission.

Interests of Experts

Based on information provided by the experts, other than as described below, none of the experts named under “Names of Experts”, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company’s associates or affiliates (based on information provided to the Company by the experts) or is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

William Gehlen is the Vice-President of Exploration of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company’s information circular for its most recent annual general meeting of securityholders that involved the election of directors.

Additional financial information is provided in the Company’s consolidated financial statements and management’s discussion and analysis for its most recently completed financial year.